Schlumberger Limited

2011 Annual Report


Schlumberger

Schlumberger is the world's leading oilfield services company supplying technology, information solutions, and integrated project management that optimize reservoir performance for customers working in the oil and gas industry. The company employs approximately 113,000 people of over 140 nationalities working in approximately 85 countries. Schlumberger supplies a wide range of products and services from seismic acquisition and processing, drill bits and drilling fluids, directional drilling and drilling services, and formation evaluation and well testing to well cementing and stimulation, artificial lift and well completions, and consulting, software, and information management.

Financial Performance

(Stated in millions, except per-share amounts)

Year ended December 31	2011	2010	2009
Revenue	$ 39,540	$ 27,447	$ 22,702
Income from continuing operations	$ 4,777	$ 4,267	$ 3,156
Diluted earnings-per-share from continuing operations	$ 3.51	$ 3.38	$ 2.61
Cash dividends per share	$ 1.00	$ 0.84	$ 0.84
Net debt	$ 4,850	$ 2,638	$ 126

Safety and Environmental Performance

	2011	2010	2009
Combined Lost Time Injury Frequency (CLTIF)—Industry Recognized (OGP)†	1.5	1.3	1.4
Auto Accident Rate mile (AARm)—Industry Recognized†	0.30	0.36	0.39
Direct GHG Emissions in Tonnes of CO_2 per employee per year††	15	15	13

† Safety performance figures for 2011 do not include data from Smith International and Geoservices.

†† Data for 2011 include emissions from Smith International and Geoservices. PwC has determined that the methodology used by Schlumberger as well as the indirect and direct emissions data are auditable and an audit of 2011 data is planned.

In This Report

Front and Back Cover

Today's modern marine seismic surveys require advanced vessel and streamer deployment to help ensure that exploration targets can be seen in the acquired data. This requires complex towing patterns and sophisticated shooting geometries. In this picture, the WG Vespucci, *one of six new Explorer Class vessels, is shown positioning for a wide-azimuth survey in the US Gulf of Mexico late in 2011.*

Letter to Shareholders

Schlumberger revenue reached $39.54 billion in 2011, reflecting a full year of revenue from the Smith and Geoservices businesses acquired in 2010. At the same time, market conditions were positive, driven by improved worldwide activity.

After the huge increase in oil demand in 2010, consumption grew by a more modest 0.7 million barrels per day in 2011 as a result of economic concerns in the OECD countries, lower growth in the emerging economies, the year's geopolitical unrest, and the global economic uncertainty that reemerged late in the summer.

Natural gas markets showed distinct regional behavior. In North America, increasing supply and mild winter weather kept natural gas prices low, while in Asia the need for alternative energy sources following the Fukushima incident along with fast-growing demand in non-OECD economies maintained prices high. In Europe, prices continued to be supported by Asian demand and production decline in the North Sea.

In this environment, Schlumberger Oilfield Services revenue reached a historical high in 2011 of $37 billion. North America, which grew by 82% compared with 2010, saw increased activity, stronger pricing, and improved asset efficiency as the market continued to shift to liquids-rich plays that demanded higher service intensity. A gradual return to activity in the deepwater US Gulf of Mexico also contributed to North American results. International growth of 24% was marked by strengthening activity in deepwater areas and active exploration basins as well as by signs of pricing traction for certain Technologies. In Latin America, revenue growth of 29% was driven by drilling and production activity. Europe, CIS, and Africa revenue grew by 22% through strength in the North Sea and Russia, but suffered the most in terms of the geopolitical unrest that affected North Africa and the Middle East. Revenue in the Middle East and Asia Area increased by 21%, driven by improving activity in Iraq and Saudi Arabia, although these improvements were slowed by geopolitical unrest in the area.

All three Product Groups benefited from the improved activity. The most substantial gain (73%) was recorded by the Drilling Group due largely to the full year's revenue from the acquisitions of Smith International and Geoservices. However, this was also underpinned by growth across almost all Drilling Group Technologies, driven by activity and pricing gains. The ramp-up in IPM well construction projects in Iraq also contributed to the growth. Reservoir Production grew by 41%, led by Well Services in North America through higher pricing, capacity additions, and improved asset utilization and efficiency as the market transitioned to liquids-rich plays. Reservoir Characterization grew by 7%, led by Wireline on activity mix and WesternGeco on higher multiclient seismic sales.

In terms of health, safety, and the environment, 2011 was a year of contrast. Statistically, some key figures improved, while others declined. No contractor loss of life was recorded, and the Arab Spring brought no physical harm to employees or their dependents. However, we still suffered an unacceptably high number of fatalities—particularly driving related—and this remains our number one exposure. In 2012 we must continue to place an even stronger focus on driving safety.

Market penetration of new technologies contributed to the year's performance. In reservoir characterization services, the growing wave of exploration projects increased demand for the Wireline Scanner Family* measurements that provide more complete understanding of difficult and complex formations. In many cases these were complemented by InSitu Fluid Analyzer* and Quicksilver Probe* formation fluid testing and sampling services, while other advanced Wireline technologies were used in the evaluation of unconventional reservoirs. WesternGeco benefited from this trend with new contracts for Coil Shooting* and Dual Coil Shooting* full-azimuth seismic acquisition surveys, a type of survey unique to Schlumberger.

Further integration of Schlumberger and Smith drilling technologies boosted Drilling Group results. This included growing use of Smith IDEAS* modeling software that enables better matching of drill bits to rotary-steerable systems. In addition, Smith drillbit technologies benefited from the larger Schlumberger geographical footprint, while Drilling & Measurements Scope* Family logging-while-drilling services played significant roles in enhancing performance in a number of complex, high-profile wells.

Demand for reservoir production technologies was boosted by growing deployment of the HiWAY* channel fracturing service in unconventional and tight reservoir applications around the world. The service is part of a Schlumberger approach that achieves more performance with less equipment and resources, and the 1,200 stages pumped in the first half of the year saved more than 60,000 tons of proppant compared with conventional operations.

A number of small technology-based acquisitions were completed during the year. These included the purchase of the remaining equity interest in Framo Engineeering AS, a privately owned Norwegian company specializing in the sale and manufacture of products and services related to multiphase pumps and subsea pump systems, multiphase metering systems, and swivel and marine systems. Schlumberger also announced the purchase of ThruBit LLC, a company providing openhole logging services using a unique through-the-bit deployment technique that offers a novel way of obtaining wireline logs in horizontal wells in shale plays.

In Integrated Project Management work, Schlumberger and Saxon Energy Services merged their respective land-based rig fleets, resulting in Schlumberger rigs and crews operating in Oman, Pakistan, and Venezuela becoming part of Saxon's operations. And as part of a stronger focus on the growing production services enhancement market, Schlumberger Production Management was formed to pursue opportunities in this sector.

Over the last four years, we have promoted Excellence in Execution. The ultimate measure of our success must be customer satisfaction—one factor of which is the reduction in operational nonproductive time. In 2011, we reached an overall 40% reduction since the program began. More specifically, the year saw a 9% fall year-on-year in spite of an 8% increase in activity. Increasing activity stretches resources—both technical and human—and to achieve such an improvement is a strong result. The Excellence in Execution program has also been of significant value in the successful mobilization of the high-profile projects that are central to the new wave of exploration.

For 2012, projected GDP growth continued to be revised downwards during the fourth quarter as positive signs from the US and Japan were offset by continued concerns over the Eurozone and the potential slowing of growth in China. In line with lower growth, oil demand forecasts have also been revised downwards during the fourth quarter, although the increasing weight of the emerging economies, the weakness of non-OPEC supply, and a number of geopolitical concerns have supported prices, which, absent a global recession, are not expected to weaken significantly. For natural gas, little change is expected in the behavior of the main geographical markets in 2012. Against this backdrop, Schlumberger is planning for growth in 2012, while building significant flexibility into resource investments.

I would once again like to thank our customers for their confidence and support, and our employees for their dedication and commitment. We remain confident that any potential reductions in activity will be short-lived due to limited spare oil capacity and to growing international demand for natural gas. Further, we believe our competitive position remains strong, given our strength in the international markets in terms of global footprint and contract portfolio, and given the balance that we have established between reservoir characterization, drilling, and production services in North America.



Paal Kibsgaard
Chief Executive Officer

The Chairman's Award 2011

Teamwork, innovation and business impact

Every year, the Performed by Schlumberger program recognizes projects across the company that have demonstrated excellence in teamwork, innovation, and business impact. The highest recognition goes to the project with the greatest overall impact, and that project receives the Schlumberger Chairman's Award. In 2011, the award went to the team working on the Odoptu project of the Sakhalin-1 Consortium of Exxon Neftegas Limited (Operator), SODECO, OAO Rosneft Oil Company, and ONGC Videsh Ltd.

When Exxon Neftegas Limited—operator of the Sakhalin-1 Project—began planning the extended-reach drilling campaign in Odoptu, a remote sub-arctic environment 850 km from the Sakhalin Island base on Russia's Okhotsk Sea, they knew it would take time to complete the challenging project safely to the highest operational standards.

Each well would need to be drilled horizontally through tough and highly abrasive rock, which would require one of the most powerful land rigs in the world. The expected wear and tear on the downhole equipment would be significant, as would the strain on the surface equipment—all while operating in heavy snowstorms and with temperatures that seasonally dropped below –40 deg C.

Collaboration between the field operations and Schlumberger technology centers was essential during the planning phase. In total, five Schlumberger product lines and six technology centers were engaged. Equipment was modified specifically for the Odoptu operating environment to deliver optimal performance and reliability. Advanced drilling engineering techniques ensured that drilling rates, well trajectory control, and borehole quality could be optimized. The net result of this extensive planning process was a program designed to raise the technical limits of drilling to new levels.

The subsequent operations clearly demonstrated the business impact. By the time the project was completed, nine extended-reach wells had been drilled within the time originally scheduled for seven. The average improvement in drilling rate was more than 50% compared with offset wells, while the average number of drilling assemblies required was halved. Over the course of the project, more than 30 company records were broken, as well as 3 industry records for the world's longest well at 12,345 m [7.67 miles], the world's longest 17½-in section, and the world's deepest 12¼-in section. Each section was drilled in a single pass, delivering on the Schlumberger commitment to world-class service quality under the most challenging conditions.

These results are testimony to the teamwork and dedication of the people involved, as well as to the value created through close collaboration between Exxon Neftegas Limited and Schlumberger.





The Odoptu wells were drilled with the use of Schlumberger Drilling & Measurements advanced rotary-steerable systems and latest-generation logging-while-drilling and measurement-while-drilling technologies. Technology innovations featured during the execution of the wells included best-in-class data transmission rates and high-accuracy vertical depth positioning with independent validation from formation pressure measurements in real time.

Performed by Schlumberger

Reservoir characterization





Many Viewpoints, One Vision

Marine Seismic Acquisition
On this survey in the US Gulf of Mexico, the seismic streamer spread towed by the WG Vespucci *is more than 8 km in length and 1 km in width. Small changes to the lengths of the streamers affect the spread geometry and the quality of the results. Senior Acquisition Specialist Matt Meeking is making final adjustments to the spread using a radio-remote box to control the streamer winches. The acquisition specialist works closely with the handling department during streamer deployment, and Senior Handling Specialist Bill Deamer and Handling Specialist Ernest Andrade stand nearby.*

The Need to Explore

Global demand for energy is expected to increase 40% by 2035, driven by growth in GDP and underpinned by an increasing world population. New sources of energy will play a vital role in meeting that demand, but hydrocarbon resources will still be required to provide as much as 75% of the needed supply. Of those resources, oil and gas will make up the major part.

In the shorter term, as much as half of the conventional oil production needed by the end of the current decade has yet to be found. By 2035, this proportion will likely have climbed to more than two-thirds. Natural gas resources show a similar trend, with over 60% of production in 2035 coming from fields not yet found or developed. The challenge for the oil and gas industry is clear: exploration activity will have to increase in an era when adding future reserves will be technologically more complex and intense, at both higher cost and higher risk.

The search for new reserves is already taking the industry to deeper waters and deeper prospects, often hidden below complex and seismically opaque geologic structures. But worldwide, two out of three of today's frontier exploration wells are not successful in meeting their objectives. This low rate of success indicates that in spite of its many advances, the industry fails to adequately characterize the risk inherent in exploration. Schlumberger believes that exploration risk can be reduced through innovative technology and new workflows that enable exploration teams to better characterize uncertainty and meet the challenge of developing new supplies of oil and natural gas.

Many Viewpoints, One Vision

Schlumberger is the leading provider of technology for oil and gas exploration through the services and products of the Reservoir Characterization Group, one of the three groups that form the company's complete technology portfolio. By integrating technologies from geophysical services through well testing, the Reservoir Characterization Group unites the viewpoints of many disciplines to help achieve the vision of exploration success. The group not only acquires high-value, high-integrity exploration and appraisal well data, but also uses them to further increase the efficiency and effectiveness of its interpretation workflows to mitigate exploration and production (E&P) risk and improve performance.

Not all reservoir characterization activity is directed at exploration in new and difficult areas—another focus is unconventional hydrocarbon deposits, and significant effort is invested in understanding the complex carbonate reservoirs that contain two-thirds of the world's oil reserves. However, regardless of the type of reservoir, two characteristics dominate operations in exploration wells. First, drilling risks are much higher. Second, the purpose of the well is information: information to confirm the play, information to evaluate the rocks and fluids encountered, and information about the size of any reservoir.

The insight and unique understanding that the Reservoir Characterization Group brings to the exploration phase of oil and gas production enables Schlumberger to address key customer challenges. The knowledge acquired during exploration activities is not of finite application, but can be leveraged throughout the



Rocks and Fluids

Reservoir characterization includes the in-depth understanding of rock and fluid characteristics and how they interact. Such knowledge is critical to exploration for new reserves and in unlocking full production potential.


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From Exploration to Appraisal

The Schlumberger Reservoir Characterization Group comprises five industry-leading technology product lines that unify many viewpoints into the vision of the exploration process. These include WesternGeco, which provides comprehensive subsurface imaging services with the most technically advanced seismic acquisition equipment and data processing centers in the industry; Schlumberger Wireline, providing data critical to characterizing potential reservoir rocks and fluids; Testing Services, supplying exploration and production pressure and flow-rate measurement services; Schlumberger Information Solutions, providing software that supports core oil and gas industry operational processes; and Data & Consulting Services, supplying interpretation and integration of all exploration and production data types in addition to expert consulting services.



From Seismic to Testing

Above, WesternGeco fit-for-purpose vehicles for land seismic operations are shown here in the United Arab Emirates. Below, Quality Operations Support Manager Mahendra Kunju checks a Vx multiphase meter. Vx technology measures complex fluid mixtures of gas, oil, and water with minimal environmental impact.*



Vessel, Source, and Streamer

Deploying multiple vessels on today's marine acquisition surveys is a complex operation with up to four vessels operating in formation. Here, Chief Officer Juho Luotokari is in command on the bridge of the WG Vespucci *in the US Gulf of Mexico, carefully tracking ship and streamer positions. Avoiding each vessel's trailing in-sea equipment requires meticulous planning, execution, and monitoring. To ensure correct positioning within the survey area, Positioning Specialists Rajeev Radhamony and Trung Le (seated) keep a close watch on the navigation systems.*



life of the field through the building and refining of reservoir models. In this process, the value of seismic data is indisputable—it is the only measurement made at the reservoir scale, and it is used from discovery and development through production management.

Exploration Begins with Seismic

Establishing a clear picture of subsurface fairways and traps is the starting point of any successful exploration campaign. Building on a seismic science and technology platform that features proprietary WesternGeco Q* technology—still the only point-receiver acquisition system in the world—Schlumberger continues to develop the ability to illuminate the subsurface, helping customers identify and mitigate exploration risk by using techniques such as wide-azimuth acquisition and full-waveform inversion. In 2009, we introduced the innovative Coil Shooting* technique, a single-vessel full-azimuth method in which the seismic acquisition vessel sails in a spiral of overlapping circles, recording continuously, to deliver full-azimuth data. Coil Shooting acquisition not only delivers significantly increased illumination, but can also be more cost-effective than alternative advanced towing configurations because the down time linked to turning the vessel to conduct the next pass is completely eliminated.

Sophisticated Coil Shooting surveys can address the combined needs of deeper water and more complex geological environments such as subsalt, sub-basalt, and deep carbonates that are usually beyond the capabilities of conventional seismic surveys. Even in these environments, Schlumberger technologies deliver highly reliable subsurface models, particularly when tight integration between datasets is required—this year's extension of Petrel* workflow software by Schlumberger Information Solutions to fully cover exploration through production activities greatly facilitates that critical coordination.

Building on the success of the single-vessel Coil Shooting technique, we recently introduced Dual Coil Shooting* multivessel full-azimuth acquisition. The synergy of two recording vessels, each with its own source, as well as two separate source vessels, all sailing in the same interlinked circles, creates unprecedented seismic coverage of deep and complex exploration prospects. Schlumberger is the only company to be able to offer this service, joining our numerous innovative technologies with our leading processing and interpretation expertise. To date, Dual Coil Shooting surveys have been completed in all major exploration areas and new surveys are being planned.

WesternGeco pioneered the single-sensor approach for both land and marine data with the introduction of Q technology. Following a decade's experience in single-sensor land acquisition, the introduction of the new UniQ* land system takes this approach a step further by moving to an areal network of relatively sparse point receivers that use proprietary workflows to extract high-fidelity signals. Tests show that this approach delivers significantly improved data quality but without the dense sampling that was previously necessary. UniQ technology opens the door to a completely different way of designing and executing land surveys, in which the 200,000-channel capacity of the system is paired with WesternGeco data management and processing workflows to offer unparalleled freedom to design surveys for detailed tar-



Data Quality

To ensure the quality of the data being acquired, acquisition specialists check and monitor recording, streamer control, and seismic source systems. Chief Acquisition Specialist Gary Cook (seated) and Senior Acquisition Specialist Edgar Manik are shown here on board the WG Vespucci.

gets, from the growing unconventional resources market to the exploration of deep plays.

Integration Is Essential

With industry-leading technology and novel acquisition techniques, Schlumberger is at the forefront of seismic services. But our leadership is further differentiated by being the only oilfield services company that includes seismic services as an integral part of its portfolio—in turn, WesternGeco is the only seismic organization with access to a complete reservoir characterization team. This reciprocal integration of technology and technique across product lines is unmatched in the industry.

There are two elements to this integration. The first is technological, culminating in the WesternGeco integration of a series of individual innovations in sensor design, streamer navigation, high-resolution recording, efficient towing, real-time source synchronization, and data handling and processing. The second lies within the Reservoir Characterization Group itself, which has generated remarkable growth in cross-product-line projects. These include the integration of WesternGeco surface seismic with Wireline borehole seismic data and further integration with the geological and geophysical expertise of Data & Consulting Services. WesternGeco seismic data are also fully integrated with Petrel workflow software through the recent linking of WesternGeco Omega* seismic data processing software and Petrel technology.

Much of this integration was enabled by the creation of the new WesternGeco GeoSolutions business line, representing the most significant organizational change for WesternGeco in a decade. WesternGeco GeoSolutions combines the previously separate activities of multiclient surveys, survey design services, data processing and depth imaging, inversion, vertical seismic profile processing, and time-lapse surveys in one aligned team. All multidisciplinary data projects are conducted using a Petrel shared-earth model that is rapidly becoming the standard E&P workflow platform within the industry. The consistency and wide applicability of this approach is promoting a new and more collaborative way of working, especially where WesternGeco GeoSolutions centers are located close to Schlumberger customers. To date, 31 WesternGeco GeoSolutions centers have been established around the world, many with the additional advantage of being colocated with other Schlumberger technology facilities, such as the Brazil Research and Geoengineering Center in Rio de Janeiro.

A Five-Step Process

The WesternGeco GeoSolutions exploration workflow is based on five steps—illumination, imaging, inversion, integration, and interpretation. The first two steps reside within WesternGeco; the others are shared with the Reservoir Characterization Group and within the customer organization.

Advanced seismic surveys are conducted to provide the correct illumination of complex exploration targets. However, if the seismic energy cannot see the target—and then be reflected back to the surface—the survey has still failed to meet its basic goal. No amount of processing, no matter how advanced, can rectify this failure. The key to success is survey design, and WesternGeco survey design teams have the creativity, geological understanding, and access to the industry's most advanced acquisition technologies to achieve superior target illumination, however complex the geology.

Illumination studies of the target indicate how successful the survey will be in terms of the ability to examine the target in the data. The second stage is acquiring and then imaging the data. This demands first-class data conditioning and a detailed velocity model to convert seismic time measurements into depths. Here again, WesternGeco is differentiated in the market through its proprietary full-waveform inversion technology, which builds and applies a highly sophisticated model to provide an accurate time-depth conversion that focuses the image for complex exploration prospects.



The next two stages of the WesternGeco GeoSolutions workflow, inversion and integration, benefit from other Reservoir Characterization Group product lines but remain integral to WesternGeco. Inversion is the process for deriving rock, fluid, and pressure information from seismic data. Correctly executing this vital step for characterizing the reservoir requires broadband data, and Q-technology* services are uniquely capable of delivering





Geoscience and Engineering
The Brazil Research and Geoengineering Center promotes integration of geoscience and engineering to improve complex reservoir exploration and production. The Center also houses a WesternGeco GeoSolutions Hub. Shown above, Senior Seismic Engineer Marianne Yanez analyzes shot gathers for quality control noise attenuation using WesternGeco Omega software. Left, Geomechanics Advisor Marcelo Frydman, Senior Geomechanics Engineer Jorge Pastor, and Research Scientist Rodrigo de Souza Portugal discuss a mechanical earth model as part of a program focused on reservoir characterization and monitoring from seismic data.



Sampling Rock from the Well
Reservoir characterization using seismic, wireline, and logging-while-drilling measurements is complemented by rock and fluid samples recovered by wireline-conveyed tools. Such techniques are of particular value in exploration wells as they can provide rapid confirmation of rock typing and fluid content. Wireline Field Test Coordinator Adam Walkingshaw is inspecting a sidewall core recovery tool.
Cores can be subsequently analyzed using services from TerraTek, a Schlumberger Company.





this quality of data, both on land and offshore. But further information lies within data recorded in the well using wireline logging, logging-while-drilling, and well testing properties. The integration of all available data within WesternGeco, within the group, and, most importantly, between Schlumberger and the customer is therefore absolutely essential and is achieved through effective data and model sharing via the Petrel platform.

The exploration workflow is less and less linear, with iterative stages of model building through all of the first four steps. Increasingly, this cannot be achieved without a strong geological understanding, which demands interpretation skill. Prospect generation is ultimately the job of the customer. But that job is facilitated by the experts from the Data & Consulting Services organization within the Reservoir Characterization Group. Knowledgeable and experienced in geological and geophysical interpretation, they ensure that Schlumberger seismic data and models make sense in the geological context of the exploration target, and that the customer and Schlumberger speak the same technical language.

Incorporating Data from the Well

Seismic data shows us the large-scale architecture of a field. From that broad view, WesternGeco GeoSolutions extracts validated distributions of key petrophysical parameters through seismic data inversion, which yields critical information on reservoir continuity and formation parameters across the prospect. This type of information indicates how efficiently hydrocarbons may be produced.

But the magnitude of the decisions to be made based on data from exploration and appraisal wells demands a comprehensive evaluation of geology, geophysics, petrophysics, and formation properties. That is why in addition to WesternGeco GeoSolutions information, Schlumberger offers a complete range of in situ measurements of rock parameters and formation fluid technologies to provide the data required for a complete interpretation.

The cornerstone of our advanced wireline logging portfolio is the Scanner Family* rock and fluid characterization services, introduced beginning in 2005. The family now includes Rt Scanner* triaxial induction service for the advanced evaluation of fluid saturations in complex environments, the MR Scanner* magnetic resonance tool for fluid typing and producibility analysis, and the Sonic Scanner* acoustic imaging platform for measuring an array of petrophysical, geomechanical, and geophysical data. The Scanner* family of services continues to display impressive growth, fueled by the expanding exploration market. In 2010, the revolutionary Dielectric Scanner* service joined the portfolio—not since the routine commercial deployment of nuclear magnetic resonance technology in 1995 has there been a more innovative petrophysical service.

Dielectric Scanner technology measures the attenuation and phase shift of electromagnetic waves across an array of sensors and frequencies to characterize dielectric dispersion at multiple depths of investigation into the formation. This information is used to directly evaluate water volume as well as investigate rock textural properties such as the complex pore geometry of carbonate formations.

Other wireline logging measurements that bring significant value to the evaluation of exploration wells


Dania M.

Measuring Fluid Properties
The fluids laboratory in the Brazil Research and Geoengineering Center is one of several Schlumberger facilities dedicated to the study of liquid hydrocarbons under controlled conditions. Fluid Analyst Dania Lopez checks viscosity measurements of crude oil as part of an evaluation program.

address the degree of compartmentalization in defining the potential of a newly found reservoir. In other words, if geological faults are found through seismic imaging and interpretation, do they form barriers? These and other potential obstacles to fluid flow can divide reservoirs into multiple compartments that have an impact on reservoir production.

To resolve the uncertainty posed by compartmentalization and gain better understanding of reservoir fluid behavior, Schlumberger has directed considerable research effort into the characterization of crude oils. The work shows that compositional variations in an oil column display systematic and predictable profiles that are robust signatures of reservoir connectivity. This discovery led to the introduction of Fluid Profiling* downhole fluid analysis conducted with the latest-generation formation fluid testing service, the InSitu Fluid Analyzer* tool, which was commercialized in 2010. The ability of this tool to evaluate the optical density of crude oil downhole, at reservoir conditions, provides the means to establish the continuity and connectivity of hydrocarbon accumulations much more accurately than ever before.

The information generated by the InSitu Fluid Analyzer service is critical to reservoir characterization in helping determine the degree of compartmentalization. Downhole fluid analysis does not, however, replace the need for well testing, another Schlumberger leadership technology, which provides information about reservoir-scale fluid connectivity and boundaries for confirming reservoir shape and size. This information is obtained by using Testing Services technologies to bring the successful exploration well into production for a sufficiently long period of time to obtain representative pressure measurements and reservoir fluid samples farther from the wellbore. This helps confirm the volume of hydrocarbon reserves in place.

The technologies that form the Reservoir Characterization Group portfolio cover a wide range of geological, geophysical, petrophysical, and reservoir engineering measurements. The Schlumberger Data & Consulting Services organization is integral in helping customers interpret these measurements and use them to build comprehensive static and dynamic models of the reservoir.

Trap, Reservoir, Charge, and Seal

No matter how sophisticated the model used or the level of detail of the data input, managing exploration risk essentially comes down to understanding four factors—trap, reservoir, charge, and seal. For over 30 years, operators have used these factors to define the degree of risk that each exploration prospect presents. Trap concerns the likelihood that the prospect contains a geological mechanism to trap any hydrocarbons that have formed over time. Reservoir refers to the presence of porous, permeable rock in which the hydrocarbons can accumulate. Charge considers the presence of nearby source rock for forming the hydrocarbons together with a path for hydrocarbon migration to the reservoir rock. Finally, seal expresses the degree to which the trap is strong enough to keep the hydrocarbons in place.

Basin and petroleum system modeling assesses the four risk factors of trap, reservoir, charge, and seal in a systematic way. Advances in seismic technology have made significant contributions to improving the evaluation of trap and reservoir risks, but almost three-quarters of exploration well failures result from an inadequate understanding of charge and seal risks. Assessing charge risk requires an understanding of how the source rock matured relative to the timing of formation of the trap. The key is that the trap—and seal—must be present when the hydrocarbons migrate through the basin fill. Seal risk has to do with whether the integrity of the seal has remained uncompromised until penetrated by the exploration well.

A full, integrated evaluation of exploration risk can now be conducted on a single interpretation platform by using Petrel software. Schlumberger Information Solutions has introduced new functionality that complements existing Petrel geology and geophysics modules, including a new geological structural framework tool, the Petroleum Systems Quick Look module, and integration with the Techlog* wellbore interpretation platform. Techlog software, developed by Techsia, a Schlumberger company acquired in May 2009, forms another complement to Petrel earth models through the integration of all measurements made in the wellbore. Development of the Petrel-based exploration system has also benefited from the Schlumberger acquisitions of IGEOSS in April 2010 to


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Prospect Evaluation
Successful exploration requires integration of multiple diverse data types from wells, seismic and other geophysical surveys to predict where viable traps have been charged with oil and gas. The image above shows predictions of oil (green) and gas (red) in undrilled traps. The Petrel platform provides an integrated environment where exploration teams can develop a shared understanding of uncertainty and subsurface risks associated with these prospects. New capabilities (left) enable assessment of the chance of success and ranges of potential resources in place linked to undrilled prospect data and interpretations.


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add modeling capabilities, particularly for areas of complex geology, and of IES Interactive Exploration Systems Inc., the developer of PetroMod* petroleum systems modeling software, in 2008.

The Schlumberger Advantage

No one software system can provide all the tools that an explorationist will choose to use. A system must therefore permit non-core programs to be added as easily and as practically as possible. The Petrel system does this through the Ocean* software development framework, which enables the development of specific plug-in modules to extend the system for regional or play-specific exploration problems.

The advantage of the Ocean framework lies in its ability to add the best science to the system no matter where it exists or who owns it. Over the past few years, a vast number of modules have been added by customers, third parties, and even competitors. Some modules are shared, and can be downloaded from the Ocean Store, while others are proprietary. The Ocean framework also enables the rapid integration of new functions from companies acquired by Schlumberger.

Petrel workflows can scale down from the petroleum basin all the way to the individual prospect. The software can load and manipulate staggering amounts of data—taking less than two minutes to load all of the available exploration seismic data from offshore Norway, for example. This is because Petrel is native to the Microsoft® platform and can leverage its benefits and breakthroughs in addition to those performance enhancements engineered through the architecture of the code itself.

WesternGeco is one of the most prolific users of the Ocean development library, with Petrel and Omega software now combined into a standard environment. For many years, WesternGeco science was provided only as a service—but through this software combination the same science can now be shared with customers. As a measure of success, the rapid rate of adoption by Schlumberger customers of the combined system shows the degree of untapped potential that exists in today's complex exploration processing and interpretation workflows.

In practice, WesternGeco multiclient datasets can now be made available to customers in Petrel formats. Using the Petrel exploration system, customers can interpret the data, searching for the right combination of trap, reservoir, charge, and seal while constructing a 3D model of the potential reservoir. Through this and other Reservoir Characterization Group technologies, Schlumberger offers a process to systematically evaluate exploration risk while remaining linked to the quality of data and interpretation in a unique and rigorous way.

With the exploration challenge of the future clearly defined by the need to add more than 50 million barrels of oil per day to the world supply by 2035, the key advantage of Schlumberger is our unique integration of the required science, technologies, and expertise in one Product Group aligned with the workflow needs of the E&P industry. Many viewpoints focused on one vision is an advantage that reduces risk and uncertainty to meet the energy challenges of today and tomorrow.



Many Viewpoints, One Vision

Schlumberger is the leading provider of technology for oil and gas exploration through the services and products of the Reservoir Characterization Group, one of the three groups that form the company's complete technology portfolio. By integrating technologies from geophysical services through well testing, the Reservoir Characterization Group unites the many disciplines needed to help achieve exploration success.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 1-4601

Schlumberger N.V. (Schlumberger Limited)

(Exact name of registrant as specified in its charter)

Curaçao **(State or other jurisdiction of incorporation or organization)**	**52-0684746** **(IRS Employer Identification No.)**
42, rue Saint-Dominique **Paris, France**	**75007**
5599 San Felipe, 17th Floor **Houston, Texas, United States of America**	**77056**
Parkstraat 83, The Hague, **The Netherlands**	**2514 JG**
(Addresses of principal executive offices)	**(Zip Codes)**

Registrant's telephone number in the United States, including area code, is:

(713) 375-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange Euronext Paris The London Stock Exchange SIX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2011, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $116.3 billion.

As of December 31, 2011, the number of shares of common stock outstanding was 1,333,775,406.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be furnished pursuant to Part III of this Form 10-K is set forth in, and is hereby incorporated by reference herein from, Schlumberger's definitive proxy statement for its 2012 Annual General Meeting of Stockholders, to be filed by Schlumberger with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2011 (the "2012 Proxy Statement").

SCHLUMBERGER LIMITED

Table of Contents

Form 10-K

PART I

Item 1. Business.

All references in this report to "Registrant," "Company," "Schlumberger," "we" or "our" are to Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries.

Founded in 1926, Schlumberger is the world's leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Having invented wireline logging as a technique for obtaining downhole data in oil and gas wells, Schlumberger today provides the industry's widest range of products and services from exploration through production. As of December 31, 2011, the Company employed approximately 113,000 people of over 140 nationalities operating in approximately 85 countries. Schlumberger has principal executive offices in Paris, Houston and The Hague. As a result of its acquisitions of Smith International, Inc. ("Smith") and Geoservices in 2010, the range of Schlumberger's activities comprising exploration and production services became so broad that Schlumberger changed the primary way in which it allocates resources and assesses performance. Consequently, effective with the first quarter of 2011, Schlumberger changed its primary reporting to the product group segments (the "Groups") comprising Schlumberger Oilfield Services. Additionally, Schlumberger also reports the Distribution business, acquired in the Smith transaction, as a separate segment.

Schlumberger Oilfield Services operates in each of the major oilfield service markets, managing its business through three Groups: Reservoir Characterization, Drilling and Reservoir Production. Each Group consists of a number of technology-based service and product lines, or Technologies. These Technologies cover the entire life cycle of the reservoir and correspond to a number of markets in which Schlumberger holds leading positions. The business is also managed through four geographic Areas: North America, Latin America, Europe/CIS/Africa and Middle East & Asia. Within these Areas, a network of GeoMarket* regions provides logistical, technical and commercial coordination.

The role of the Groups and Technologies is to ensure that Schlumberger provides the best possible service delivery to customers and that it remains at the forefront of technology development. The Groups and Technologies are collectively responsible for driving excellence in execution throughout their businesses, overseeing operational processes, resource allocation, personnel and delivering superior financial results. The GeoMarket structure offers customers a single point of contact at the local level for field operations and brings together geographically focused teams to meet local needs and deliver customized solutions. The Areas and GeoMarkets are responsible for providing the most efficient and cost effective support possible to the operations.

The Groups are as follows:

Reservoir Characterization Group – Consists of the principal Technologies involved in finding and defining hydrocarbon deposits. These include WesternGeco, Wireline, Testing Services, Schlumberger Information Solutions and Data & Consulting Services.

- *WesternGeco* is the world's leading geophysical services company, providing comprehensive worldwide reservoir imaging, monitoring and development services. WesternGeco offers the industry's most extensive multiclient data library.
- *Wireline* provides the information necessary to evaluate subsurface formation rocks and fluids to plan and monitor well construction, and to monitor and evaluate well production. Wireline offers both open hole and cased hole services including wireline perforating.
- *Testing* Services provides exploration and production pressure and flow-rate measurement services both at the surface and downhole. The Technology also provides tubing-conveyed perforating services.
- *Schlumberger Information Solutions* provides software, consulting, information management and IT infrastructure services that support core oil and gas industry operational processes.
- *Data & Consulting Services* supplies interpretation and integration of all exploration and production data types, as well as expert consulting services for reservoir characterization, production enhancement, field development planning and multi-disciplinary reservoir and production solutions. Data and Consulting Services also provides industry petrotechnical training solutions.

Drilling Group – Consists of the principal Technologies involved in the drilling and positioning of oil and gas wells and comprises Bits & Advanced Technologies, M-I SWACO, Geoservices, Drilling & Measurements, PathFinder, Drilling

Tools & Remedial, Dynamic Pressure Management and Integrated Project Management well construction projects.

- *Bits & Advanced Technologies designs,* manufactures and markets roller cone and fixed cutter drill bits for all environments. The drill bits include designs for premium market segments where faster penetration rates and increased footage provide significant economic benefits in lowering overall well costs. The technologies leverage proprietary modeling and simulation software for the design of application-specific bits and cutting structures.
- *M-I SWACO* is the leading supplier of drilling fluid systems engineered to improve drilling performance by anticipating fluids-related problems, fluid systems and specialty equipment designed to optimize wellbore productivity and production technology solutions formulated to maximize production rates. The Technology also includes environmental solutions that safely manage waste volumes generated in both drilling and production operations.
- *Geoservices* supplies mud logging services for geological and drilling surveillance.
- *Drilling & Measurements* and *PathFinder* supply engineering support, directional-drilling, measurement-while-drilling and logging-while-drilling services for all well profiles.
- *Drilling Tools & Remedial* provides a wide variety of bottom hole assembly drilling tools, borehole enlargement technologies and impact tools, as well as a comprehensive collection of tubulars and tubular services for oil and gas drilling operations.
- *Dynamic Pressure Management* consolidates managed pressure drilling and underbalanced drilling into a single provider of engineered solutions for pressure drilling services.

Reservoir Production Group – Consists of the principal Technologies involved in the lifetime production of oil and gas reservoirs and includes Well Services, Completions, Artificial Lift and Well Intervention, Subsea, Water Services, Carbon Services and Schlumberger Production Management field production projects.

- *Well Services* provides services used during oil and gas well drilling and completion as well as those used to maintain optimal production throughout the life of a well. The services include pressure pumping, well cementing and stimulation operations as well as intervention activities.
- *Completions* supplies well completion services and equipment that include packers, safety valves, sand control technology as well as a range of intelligent well completions technology and equipment.
- *Artificial Lift* provides production equipment and optimization services using electrical submersible pumps and gas lift equipment, as well as surface horizontal pumping systems.
- *Well Intervention* develops coiled tubing equipment and services and provides slickline services for downhole mechanical well intervention, reservoir monitoring and downhole data acquisition.
- *Subsea* offers solutions that are designed to improve reservoir recovery, optimize production and maximize production uptime of subsea assets.
- *Water Services* specializes in the development, management and environmental protection of water resources.
- *Carbon Services* provides comprehensive geological storage solutions including storage site characterization for carbon dioxide.

Schlumberger Oilfield Services also offers customers its services through business models known as Integrated Project Management (for well construction projects) and Schlumberger Production Management (for field production projects). These models combine the required services and products of the Technologies with both drilling rig management expertise and project management skills to provide a complete solution to well construction and production improvement. Projects are typically of multi-year duration and include start-up costs and significant third-party components which cover services that Schlumberger does not provide directly. Projects may be fixed price in nature, contain penalties for non-performance and may also offer opportunities for bonus payments where performance exceeds agreed targets. Integrated Project Management and Schlumberger Production Management also

provide specialized engineering and project management expertise when Schlumberger is requested to include these capabilities with services and products across the Technologies in a single contract. In no circumstances does Schlumberger take any stake in the ownership of oil or gas reserves.

Also included in Schlumberger Oilfield Services is Schlumberger Business Consulting, which helps oil and gas companies achieve fast and sustainable performance improvements. Schlumberger Business Consulting includes IndigoPool, an independent business that provides divestiture advisory and marketing services to the international oil and gas community.

Supporting the Technologies is a global network of research and engineering centers. Through this organization, Schlumberger is committed to advanced technology programs that enhance oilfield efficiency, lower finding and producing costs, improve productivity, maximize reserve recovery and increase asset value while accomplishing these goals in a safe and environmentally sound manner.

Schlumberger Oilfield Services primarily uses its own personnel to market its offerings. The customer base, business risks and opportunities for growth are essentially uniform across all services. There is a sharing of manufacturing and engineering facilities as well as research centers, and the labor force is interchangeable. Technological innovation, quality of service and price differentiation are the principal methods of competition, which varies geographically with respect to the different services offered. While there are numerous competitors, both large and small, Schlumberger believes that it is an industry leader in providing wireline logging, well testing, drilling and completion fluids, coiled tubing, measurement-while-drilling, logging-while-drilling and directional-drilling services, mud logging, as well as fully computerized logging and geoscience software and computing services. A large proportion of Schlumberger offerings is non-rig related; consequently, revenue does not necessarily correlate to rig count fluctuations.

Distribution is an industry leading provider of pipes, valves and valve automation, fittings, mill and tool supplies, safety products and artificial lift systems to the energy and industrial markets. Additionally, Distribution provides warehouse management, vendor integration and various inventory management services. The segment comprises the operations of Wilson International, Inc., a wholly-owned subsidiary, and a majority owned interest in C.E. Franklin Ltd., a publicly traded Canadian distribution company.

Acquisitions

Information about acquisitions made by Schlumberger appears in Note 4 of the *Consolidated Financial Statements*.

GENERAL

Patents

While Schlumberger seeks and holds numerous patents covering various products and processes, no particular patent or group of patents is considered material to Schlumberger's business.

Seasonality

Although weather and natural phenomena can temporarily affect delivery of oilfield services, the widespread geographic location of such services precludes the overall business from being characterized as seasonal.

Customers and Backlog of Orders

For the year ended December 31, 2011, no single customer exceeded 10% of consolidated revenue. Other than WesternGeco, we have no significant backlog due to the nature of our businesses. The WesternGeco backlog, which is based on signed contracts with customers, was $1.0 billion at December 31, 2011 ($0.9 billion at December 31, 2010).

Employees

As of December 31, 2011, Schlumberger had approximately 113,000 employees.

Financial Information

Financial information by business segment for the years ended December 31, 2011, 2010 and 2009 is provided in Note 17 of the *Consolidated Financial Statements*.

Executive Officers of Schlumberger

The following table sets forth, as of January 31, 2012, the names and ages of the executive officers of Schlumberger, including all offices and positions held by each for at least the past five years.

Name	Age	Current Position and Five-Year Business Experience
Andrew Gould	65	Chairman since February 2003; Executive Officer since August 2011; and Chief Executive Officer, February 2003 to July 2011.
Paal Kibsgaard	44	Chief Executive Officer, since August 2011; Director since April 2011; Chief Operating Officer, February 2010 to July 2011; President Reservoir Characterization Group, May 2009 to February 2010; Vice President Engineering, Manufacturing and Sustaining, November 2007 to May 2009; Vice President Personnel, April 2006 to November 2007; and President, Drilling and Measurements, January 2003 to April 2006.
Simon Ayat	57	Executive Vice President and Chief Financial Officer, since March 2007; Vice President Treasurer, February 2005 to March 2007; and Vice President, Controller and Business Processes, December 2002 to February 2005.
Alexander Juden	51	Secretary and General Counsel, since April 2009; and Director of Compliance, February 2005 to April 2009.
Satish Pai	50	Executive Vice President Operations, since May 2008; President Europe Africa & Caspian, March 2006 to May 2008; and Vice President Oilfield Technologies, March 2002 to March 2006.
Kjell-Erik Oestdahl	47	Executive Vice President Operations, since January 2011; Vice President Supply Chain Services, May 2009 to January 2011; Vice President Operations WesternGeco, January 2008 to April 2009; Chief Procurement Officer at StatoilHydro ASA, March 2006 to November 2007; and North Sea GeoMarket Manager, January 2005 to February 2006.
Ashok Belani	53	Executive Vice President Technology, since January 2011; President, Reservoir Characterization Group, February 2010 to August 2011; Vice President and Chief Technology Officer, April 2006 to February 2010; and Senior Advisor, Technology, January 2006 to April 2006.
Douglas Pferdehirt	47	Executive Vice President Corporate Development and Communication, since January 2011; and President Reservoir Production Group, April 2006 to January 2011.
Stephanie Cox	43	Vice President Personnel, since May 2009; North Gulf Coast GeoMarket Manager, April 2006 to May 2009; and North & South America Personnel Manager, May 2004 to April 2006.
Mark Danton	55	Vice President - Director of Taxes, since January 1999.
Aaron Gatt Floridia	43	President Reservoir Characterization Group, since August 2011; President Middle East, May 2009 to July 2011; and General Manager – AGO, January 2007 to April 2009.
Howard Guild	40	Chief Accounting Officer, since July 2005.
Rodney Nelson	53	Vice President Government & Community Relations, since August 2011; Vice President Communications, Innovation and Collaboration, October 2007 to July 2011; Vice President Innovation and Collaboration, July 2006 to October 2007; and Vice President Strategic Marketing, July 2004 to July 2006.
Jean-Francois Poupeau	50	President Drilling Group, since May 2010; President Drilling & Measurements, July 2007 to April 2010; and Vice President Communications and Investor Relations, April 2006 to June 2007.
Patrick Schorn	43	President Reservoir Production Group, since January 2011; President Well Services, May 2008 to January 2011; and President Completions, April 2006 to April 2008.
Krishna Shivram	49	Vice President Treasurer, since January 2011; Controller Drilling Group, May 2010 to January 2011; Manager Mergers & Acquisitions, May 2009 to April 2010; Controller Oilfield Services, August 2006 to April 2009; and Vice President Finance WesternGeco, March 2004 to July 2006.
Malcolm Theobald	50	Vice President Investor Relations, since June 2007; and Global Account Director, September 2001 to June 2007.

Available Information

The Schlumberger Internet website is www.slb.com. Schlumberger uses its Investor Relations website, www.slb.com/ir, as a channel for routine distribution of important information, including news releases, analyst presentations, and financial information. Schlumberger makes available free of charge on or through its Investor Relations website at www.slb.com/ir access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, its proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to each of those reports, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission ("SEC"). Alternatively, you may access these reports at the SEC's Internet website at www.sec.gov.

Schlumberger's corporate governance materials, including Board Committee Charters, Corporate Governance Guidelines and Code of Ethics, may also be found at www.slb.com/ir. From time to time, corporate governance materials on our website may be updated to comply with rules issued by the SEC and the New York Stock Exchange ("NYSE") or as desirable to promote the effective governance of Schlumberger.

Any stockholder wishing to receive, without charge, a copy of any of Schlumberger's SEC filings should write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056, USA.

Schlumberger has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this Form 10-K.

The information on our website or any other website is not incorporated by reference in this Report and should not be considered part of this Report or any other filing Schlumberger makes with the SEC.

Item 1A. Risk Factors.

The following discussion of risk factors may be important information in understanding our "forward-looking statements," which are discussed immediately following Item 7A. of this Form 10-K and elsewhere. These risk factors should also be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included in this Form 10-K.

We urge you to consider carefully the risks described below, as well as in other reports and materials that we file with the SEC and the other information included or incorporated by reference in this Form 10-K. If any of the risks described below or elsewhere in this Form 10-K were to materialize, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our financial condition, results of operations and cash flows.

Demand for the majority of our services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for the majority of our services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry's view of future oil and natural gas prices and are sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our financial condition, results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and can be affected by a variety of factors, including:

- demand for hydrocarbons, which is affected by general economic and business conditions;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels for oil;
- oil and gas production levels by non-OPEC countries;
- the level of excess production capacity;
- political and economic uncertainty and sociopolitical unrest;
- the level of worldwide oil and gas exploration and production activity;
- access to potential resources;
- governmental policies and subsidies;
- the costs of exploring for, producing and delivering oil and gas;
- technological advances affecting energy consumption; and
- weather conditions.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices we charge. A significant downturn in the oil and gas industry could result in a reduction in demand for oilfield services and could adversely affect our financial condition, results of operations and cash flows.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the approximately 85 countries in which we operate.

Our non-United States operations accounted for approximately 68% of our consolidated revenue in 2011, 76% in 2010 and 84% in 2009. Operations in countries other than the United States are subject to various risks, including:

- political and economic conditions in certain areas;
- exposure to possible expropriation of our assets or other governmental actions;
- social unrest, acts of terrorism, war or other armed conflict;
- confiscatory taxation or other adverse tax policies;
- deprivation of contract rights;
- trade restrictions or embargoes imposed by the United States or other countries;
- restrictions under the United States Foreign Corrupt Practices Act or similar legislation in other countries;
- restrictions on the repatriation of income or capital;
- currency exchange controls;
- inflation; and
- currency exchange rate fluctuations and devaluations.

In addition, we are subject to risks associated with our operations in countries, including Iran, Syria, Sudan and Cuba, that are subject to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. United States law enforcement authorities are currently conducting a grand jury investigation and an associated regulatory inquiry related to our operations in certain of these countries. Additionally, in 2009 prior to being acquired by Schlumberger, Smith received an administrative subpoena with respect to its historical business practices in certain countries that are subject to United States trade and economic sanctions. If any of the risks described above materialize, or if any governmental investigation results in criminal or civil penalties or other remedial measures, it could reduce our earnings and our cash available for operations.

We are also subject to risks related to investment in our common stock in connection with certain US state divestment or investment limitation legislation applicable to companies with operations in these countries, and similar actions by some private investors, which could adversely affect the market price of our common stock.

Our offshore oil and gas operations could be adversely impacted by the Deepwater Horizon drilling rig accident as resulting changes in and compliance with restrictions or regulations on offshore drilling in the US Gulf of Mexico and in other areas around the world may adversely affect our business and operating results.

On April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig *Deepwater Horizon*, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. As a result of the incident and related oil spill, the Secretary of the US Department of the Interior directed the Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE") to issue a suspension, of deepwater drilling activities, which was lifted on October 12, 2010. In October 2010, BOEMRE, now split into the Bureau of Ocean Energy Management and the Bureau of Safety and Environmental Enforcement, issued new guidelines and regulations regarding safety, environmental matters, drilling equipment and decommissioning applicable to drilling in the US Gulf of Mexico, and may take other additional steps that could result in permitting delays, increased costs of exploration and production and reduced areas of operations which could reduce the demand for our services.

At this time, we cannot predict with any certainty what further impact, if any, the *Deepwater Horizon* incident may have on the regulation of offshore oil and gas exploration and development activity, or on the cost or availability of insurance coverage to cover the risks of such operations. The enactment of new or stricter regulations in the United States and other countries where we operate could adversely affect our financial condition, results of operations and cash flows.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives and to environmental protection, including laws and regulations governing air emissions, water discharges and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations. We believe we are currently in substantial compliance with environmental laws and regulations.

We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations and cash flows.

The technical complexities of our operations are such that we are exposed to a wide range of significant health, safety and environmental risks. Our offerings involve production-related activities, radioactive materials, explosives and other equipment and services that are deployed in challenging exploration, development and production environments. An accident involving these services or equipment, or a failure of a product, could cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations. Our insurance may not protect us against liability for some kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any damages caused by our services or products that are not covered by insurance, or are in excess of policy limits or are subject to substantial deductibles, could adversely affect our financial condition, results of operations and cash flows.

Demand for our products and services could be reduced by changes in governmental regulations or in the law.

International, national and state governments and agencies are currently evaluating and promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas emissions. Such legislation, as well as government initiatives to conserve energy or to promote the use of alternative energy sources, may significantly curtail production and demand for fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect our financial condition, results of operations and cash flows.

International, national and state governments and agencies are also currently evaluating and promulgating legislation and regulations that are focused on the extraction of shale gas using hydraulic fracturing. Such legislation or regulations could lead to operational delays and increased costs and, therefore, reduce demand for our pressure pumping services. If additional international, national or state legislation or regulations are enacted, it could adversely affect our financial condition, results of operations and cash flows.

If we are unable to maintain technology leadership, this could adversely affect any competitive advantage we hold.

If we are unable to develop and produce competitive technology or deliver it to our clients—in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

The tools, techniques, methodologies, programs and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Royalty payments under licenses from third parties, if available, would increase our costs. If a license were not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations and cash flows. Additionally, developing non-infringing technologies would increase our costs.

Failure to obtain and retain skilled technical personnel could impede our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the personnel required for our businesses intensifies as activity increases. In periods of high utilization it may become more difficult to find and retain qualified individuals. This could increase our costs or have other adverse effects on our operations.

Severe weather conditions may affect our operations.

Our business may be materially affected by severe weather conditions in areas where we operate. This may entail the evacuation of personnel and stoppage of services. In addition, if particularly severe weather affects platforms or structures, this may result in a suspension of activities. Any of these events could adversely affect our financial condition, results of operations and cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Schlumberger owns or leases numerous manufacturing facilities, administrative offices, service centers, research centers, data processing centers, mines, ore, drilling fluid and production chemical processing centers, sales offices and warehouses throughout the world. Schlumberger views its principal manufacturing, mining and processing facilities, research centers and data processing centers as its "principal owned or leased facilities."

The following sets forth Schlumberger's principal owned or leased facilities by business segment:

Oilfield Services: Beijing, China; Clamart and Abbeville, France; Mumbai, India; Fuchinobe, Japan; Oslo and Dusavik, Norway; Singapore; Abingdon, Cambridge, Gatwick and Stonehouse, United Kingdom; Moscow, Russia; and within the United States: Boston, Massachusetts; Houston, Rosharon and Sugar Land, Texas; Ponca City, Oklahoma; Lawrence, Kansas; Battle Mountain, Nevada; Greybull, Wyoming and Florence, Kentucky.

Distribution: Edmonton, Canada; and within the United States: LaPorte, Texas; Long Beach, California; and South Plainfield, New Jersey.

Item 3. Legal Proceedings.

The information with respect to Item 3. Legal Proceedings is set forth in Note 16 of the *Consolidated Financial Statements*.

Item 4. Mine Safety Disclosures.

The barite and bentonite mining operations of M-I LLC, which, following our acquisition of Smith, became an indirect wholly-owned subsidiary, are subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Report.

PART II

Item 5. Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of December 31, 2011, there were approximately 23,719 stockholders of record. The principal United States market for Schlumberger's common stock is the NYSE, where it is traded under the symbol "SLB," although it is traded on other exchanges in and outside the United States, including the Euronext Paris, the London Stock Exchange and the SIX Swiss Exchange.

Common Stock, Market Prices and Dividends Declared per Share

Quarterly high and low prices for Schlumberger's common stock as reported by the NYSE (composite transactions), together with dividends declared per share in each quarter of 2011 and 2010, were:

	Price Range		Dividends
	High	Low	Declared
2011			
QUARTERS			
First	**$95.64**	**$79.74**	**$0.25**
Second	**95.00**	**79.55**	**0.25**
Third	**95.53**	**58.77**	**0.25**
Fourth	**77.65**	**54.79**	**0.25**
2010			
QUARTERS			
First	$ 72.00	$ 59.42	$ 0.21
Second	73.99	51.67	0.21
Third	63.72	52.91	0.21
Fourth	84.11	60.57	0.21

On January 19, 2012, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 10%, to $0.275.

There are no legal restrictions on the payment of dividends or ownership or voting of such shares, except as to shares held as treasury stock. Under current legislation, stockholders are not subject to any Curaçao withholding or other Curaçao taxes attributable to the ownership of such shares.

The following graph compares the cumulative total stockholder return on Schlumberger common stock, assuming reinvestment of dividends on the last day of the month of payment into common stock of Schlumberger, with the cumulative total return on the Standard & Poor's 500 Index (S&P 500 Index) and the cumulative total return on the Philadelphia Oil Service Index (OSX) over the five-year period ended December 31, 2011. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Schlumberger specifically incorporates it by reference into such filing.

Comparison of five-year cumulative total return among
Schlumberger common stock, the S&P 500 Index and the
Philadelphia Oil Service Index (OSX)


$200
$150
$100
$50
$0
Indexed Return
Dec '06
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Schlumberger
S&P 500 Index
Philadelphia Oil Service Index (OSX)

Assumes $100 invested on December 31, 2006 in Schlumberger common stock, in the S&P 500 Index and in the Philadelphia Oil Service Index (OSX) and reinvestment of dividends on the last day of the month of payment.

Share Repurchases

On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for Schlumberger common stock, to be acquired in the open market before December 31, 2011. On July 21, 2011, the Board approved an extension of this repurchase program to December 31, 2013.

Schlumberger's common stock repurchase program activity for the three months ended December 31, 2011 was as follows:

(Stated in thousands, except per share amounts)

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
October 1 through October 31, 2011	3,286.0	$ 64.91	3,286.0	$2,273,344
November 1 through November 30, 2011	2,852.3	$ 73.04	2,852.3	$2,065,022
December 1 through December 31, 2011	3,015.0	$ 70.90	3,015.0	$1,851,255
	9,153.3	$ 69.42	9,153.3	

In connection with the exercise of stock options under Schlumberger's incentive compensation plans, Schlumberger routinely receives shares of its common stock from optionholders in consideration of the exercise price of the stock options. Schlumberger does not view these transactions as requiring disclosure under this Item 5. as the number of shares of Schlumberger common stock received from optionholders is not material.

Unregistered Sales of Equity Securities

None.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with both "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Form 10-K in order to understand factors, such as business combinations and charges and credits, which may affect the comparability of the Selected Financial Data:

(Stated in millions, except per share amounts)

	Year Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Revenue	**$39,540**	$27,447	$22,702	$27,163	$23,277
Income from continuing operations	**$ 4,793**	$ 4,266	$ 3,164	$ 5,422	$ 5,177
Diluted earnings per share from continuing operations	**$ 3.51**	$ 3.38	$ 2.61	$ 4.42	$ 4.20
Working capital	**$10,001**	$ 7,233	$ 6,391	$ 4,811	$ 3,551
Total assets	**$55,201**	$51,767	$33,465	$32,094	$27,853
Net debt (1)	**$ 4,850**	$ 2,638	$ 126	$ 1,129	$ 1,857
Long-term debt	**$ 8,556**	$ 5,517	$ 4,355	$ 3,694	$ 3,794
Schlumberger stockholders' equity	**$31,263**	$31,226	$19,120	$16,862	$14,876
Cash dividends declared per share	**$ 1.00**	$ 0.84	$ 0.84	$ 0.84	$ 0.70

(1) "Net Debt" represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger indebtedness by reflecting cash and investments that could be used to repay debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and resources. Such forward-looking statements should be read in conjunction with our disclosures under "Item 1A. Risk Factors" of this Report.

Executive Overview

After the strong recovery of 2010, when worldwide oil demand grew 2.7 million barrels per day to 88.3 million barrels per day corresponding to the largest year-on-year increase in 30 years, oil demand grew only by a modest 0.7 million barrels per day in 2011. This resulted from the combination of economic concerns in the OECD countries and lower growth in the emerging economies. On the supply side, the unrest in North Africa and the Middle East, and more specifically the shutdown of Libyan production from early in the first quarter through the end of the third quarter, significantly tightened worldwide production capacity thereby limiting OPEC spare capacity to its lowest level since 2008. Non-OPEC production remained essentially flat year-on-year, as the steady increase in North American liquids production was offset by the declining output of mature basins. Tight supply maintained sufficient pressure on oil prices to offset sluggish demand growth, and yearly average prices set new records.

Natural gas markets behaved differently between the three major geographic areas of consumption. In North America, a continuous increase in unconventional gas production, modest demand growth, and mild weather at the beginning of the winter season contributed to maintain storage at or above five-year highs and keep natural gas prices low. In Asia, the need for alternative energy sources following the Fukushima incident, along with the fast growing demand in non-OECD economies maintained gas prices high and led to a significant increase in the demand for liquified natural gas. In Europe, despite decreasing demand, prices continued to be supported by the influence of Asian demand on common suppliers' prices and by declining production in the North Sea.

In this environment, Schlumberger Oilfield Services revenue reached a historical high in 2011 of $37 billion—an increase of 39% over 2010. While this reflected a full year of revenue from the acquisitions of Smith International in August 2010 and Geoservices in April the same year, overall business conditions worldwide also improved during the year. In North America, which grew by 82% compared to 2010, this was seen through increased activity, stronger pricing and improved asset utilization as the market continued to shift to the liquids-rich plays that demanded higher service intensity in drilling and completing horizontal wells. A gradual return to activity in the deepwater US Gulf of Mexico, which accelerated as the year progressed also contributed to North American results. International growth of 24% was marked by strengthening activity in deepwater areas and active exploration basins as well as by signs of pricing traction for certain Technologies. In the Latin America Area, where revenue grew by 29%, drilling and production activity increased. Europe, CIS and Africa grew by 22% in revenue terms with strength in the North Sea and Russia but suffered the most in terms of the geopolitical unrest that affected North Africa and the Middle East with Libya shut down from late-February until operations recommenced in October. Revenue in the Middle East & Asia Area increased by 21% driven by improving activity in Iraq and Saudi Arabia although these improvements were slowed by geopolitical unrest.

All three Product Groups saw improved activity. The most substantial gain (73%) was recorded by the Drilling Group due largely to the full year's revenue from the acquisitions of Smith International and Geoservices. However, this was underpinned by growth across almost all Drilling Group Technologies driven by overall activity and pricing gains during the year for Drilling & Measurements services. The ramp-up in Integrated Project Management (IPM) well construction projects in Iraq also contributed to the growth. Reservoir Production services and products grew by 41% led by Well Services in North America through higher pricing, capacity additions and improved asset utilization and efficiency as the market transitioned to liquid-rich plays. Reservoir Characterization grew by 7%, led by Wireline on activity mix and WesternGeco on higher multiclient seismic sales.

Market penetration of new technologies in a number of areas also contributed to the year's performance. In Reservoir Characterization services, the growing wave of exploration projects increased demand for the Wireline Scanner Family* measurements that provide more complete understanding of difficult and complex formations. In many cases, complementary technologies deployed included InSitu Fluid Analyzer* and Quicksilver Probe* formation fluid testing and sampling services while other advanced Wireline technologies were used in the evaluation of unconventional reservoirs. WesternGeco benefited from this trend with new contracts for Coil Shooting* and Dual Coil Shooting* full-azimuth seismic acquisition surveys, a type of survey unique to Schlumberger.

Further integration of Schlumberger and Smith drilling-focused technologies boosted Drilling Group results. In particular, the growing use of Smith IDEAS* modeling software enabled optimal selection of bottomhole assembly components, particularly in matching drillbits to rotary steerable systems. Among individual product lines, Smith drillbit technologies benefited from the larger Schlumberger geographical footprint, while Drilling & Measurements Scope Family* logging-while-drilling services played significant roles in enhancing performance in a number of complex, high-profile wells. In particular, China and Russia saw increasing penetration of Schlumberger Drilling Group technologies.

Demand for reservoir production technologies was boosted by growing deployment of the HiWAY* channel fracturing service in unconventional and tight reservoir applications around the world. By midyear, HiWAY technology had been introduced across all four geographical Areas, with more than 1,200 stages pumped. The HiWAY service is part of the Schlumberger approach that achieves more performance with less equipment and resources and this number of stages alone saved over 60,000 tons of proppant compared to conventional operations. In the fourth quarter, stages pumped grew by 50% sequentially and operations were conducted for 35 customers.

A number of small technology-based acquisitions were completed during 2011 in addition to completion of the Eurasia Drilling Company Ltd asset swap and strategic alliance announced in 2010. These included the purchase of the remaining equity interest in Framo Engineering AS, a privately owned Norwegian company specializing in the sales and manufacture of products and services related to multiphase pumps and subsea pump systems, multiphase metering systems and swivel and marine systems. Schlumberger also completed the purchase of ThruBit LLC, a company providing openhole logging services using a unique through-the-bit deployment technique that offers a novel way of obtaining wireline logs in horizontal wells in shale plays.

In IPM, Schlumberger and Saxon Energy Services merged their respective land-based rig fleets resulting in Schlumberger rigs and crews operating in Oman, Pakistan and Venezuela becoming part of Saxon's operations. Under the terms of the agreement, Saxon will also provide technical drilling contracting support to existing Schlumberger joint ventures in Saudi Arabia, Algeria, Iraq and Venezuela, ensuring availability and support to Schlumberger well construction activities. As part of a stronger focus on the growing production services enhancement market, Schlumberger Production Management was formed during the year to increase market participation and became responsible for the Casabe and Bokor projects that were previously managed by IPM.

For 2012, projected Gross Domestic Product (GDP) growth continued to be revised downwards during the fourth quarter, and positive signs from the US and Japan are offset by continued concerns over the Eurozone and the potential slowing of growth in China. In spite of the political efforts to resolve the issues, the uncertainty surrounding the global financial markets is expected to continue in the coming quarters, and although the chance of a global double-dip recession remains a possibility, this is not expected to be the most likely scenario.

In line with lower GDP growth, oil demand outlook has also been revised downwards during the fourth quarter although the increasing weight of the emerging economies, the weakness of non-OPEC supply, and a number of geopolitical concerns have supported oil prices. Absent a global recession, these are not expected to weaken significantly. For natural gas worldwide, little change is expected in the behavior of the main geographical markets in 2012 compared to 2011.

Feedback from Schlumberger customers and the findings from recently published spending surveys suggest that exploration and production investment in 2012 will be higher than that of 2011, although the predicted levels vary. The same surveys suggest that exploration spending will continue to increase.

Against this backdrop Schlumberger is planning for growth in 2012, although with significant flexibility. In North America, land rig count is expected to remain flat with 2011 fourth-quarter levels, provided the ongoing drop in gas rig activity will be countered by increasing activity in liquids and liquids-rich basins. A continued recovery in the deepwater Gulf of Mexico is also expected, with strong demand for high-value technologies. In international markets, rig count in 2012 is expected to increase by around 10% versus 2011, driven by strong offshore activity in West Africa, North Sea and Brazil, and by land activity in the Middle East, North Africa and Western Siberia.

Overall Schlumberger remains confident that any potential reductions in activity will be short-lived due to limited spare oil capacity and to growing international demand for natural gas. Further, the company believes its competitive position remains strong given its strength in the international market in terms of global footprint and contract portfolio, and given the balance that has been established between reservoir characterization, drilling and production services in North America.

The following discussion and analysis of results of operations should be read in conjunction with the *Consolidated Financial Statements*.

Fourth Quarter 2011 Results

Products Groups

(Stated in millions)

	Fourth Quarter 2011		Third Quarter 2011	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	$ 2,787	$ 777	$ 2,488	$ 610
Drilling	3,909	658	3,676	613
Reservoir Production	3,598	768	3,373	707
Eliminations & other	8	(34)	9	1
	10,302	2,169	9,546	1,931
Distribution	685	26	698	31
Eliminations	(13)	–	(15)	–
	672	26	683	31
Corporate & other (1)	–	(154)	–	(158)
Interest income (2)	–	8	–	9
Interest expense (3)	–	(81)	–	(69)
Charges & credits (4)	–	(82)	–	(27)
	$10,974	$1,886	$10,229	$1,717

Geographic Areas

(Stated in millions)

	Fourth Quarter 2011		Third Quarter 2011	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
North America	$ 3,516	$ 947	$ 3,304	$ 836
Latin America	1,834	302	1,655	270
Europe/CIS/Africa	2,704	476	2,494	408
Middle East & Asia	2,136	500	2,003	444
Eliminations & other	112	(56)	90	(27)
	10,302	2,169	9,546	1,931
Distribution	685	26	698	31
Eliminations	(13)	–	(15)	–
	672	26	683	31
Corporate & other (1)	–	(154)	–	(158)
Interest income (2)	–	8	–	9
Interest expense (3)	–	(81)	–	(69)
Charges & credits (4)	–	(82)	–	(27)
	$10,974	$1,886	$10,229	$1,717

(1) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items.

(2) Excludes interest income included in the segments' income (fourth quarter 2011 – $3 million; third quarter 2011 – $1 million).

(3) Excludes interest expense included in the segments' income (fourth quarter 2011 – $5 million; third quarter 2011 – $1 million).

(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements.*

Oilfield Services

Fourth-quarter revenue of $10.30 billion increased 8% sequentially with increases across all Groups and geographical Areas.

Sequentially, Reservoir Characterization revenue increased on strong WesternGeco multiclient sales in the US Gulf of Mexico and the Angola GeoMarket, together with robust end-of-year Schlumberger Information Solutions (SIS) software sales across all Areas. WesternGeco also improved with the resumption of land seismic activity in the Middle East and new surveys in North Africa. Wireline reported considerable growth across all geographical Areas, and particularly on stronger offshore exploration activities in the Nigeria & Gulf of Guinea, Southern & Eastern Africa and Central & West Africa GeoMarkets. Drilling revenue increased on higher M-I SWACO activity in North America Land, the US Gulf of Mexico and Latin America. IPM revenue increased significantly, mostly from projects in Mexico and Iraq, while Drilling & Measurements revenue was higher on improved pricing and strong activity in the US Gulf of Mexico and the Nigeria & Gulf of Guinea GeoMarket. Reservoir Production revenue increased, driven by stronger Completions and Artificial Lift product sales across all Areas. In North America Land, Well Services grew through capacity additions and continued improvements in asset utilization and crew efficiency. In addition, Framo and Schlumberger Production Management (SPM) posted strong sequential increases.

On a geographical basis, North America Area revenue grew sequentially on increasing deepwater work in the US Gulf of Mexico, higher rig count and land activity in the US and Canada, and significant WesternGeco multiclient sales. In addition, Well Services reported considerable increases from additional fleet deployment and continued improvements in asset utilization and crew efficiency. In the Latin America Area, strong revenue was recorded in the Mexico & Central America GeoMarket from higher IPM project activities and SIS software sales; in the Venezuela, Trinidad & Tobago GeoMarket from WesternGeco marine seismic activities; and in the Peru, Colombia & Ecuador GeoMarket from robust Artificial Lift product sales. In the Europe/CIS/Africa Area, strong results were led by the Angola GeoMarket, which saw vigorous WesternGeco multiclient sales in addition to expanded presalt offshore activity for Wireline, Testing Services & Drilling & Measurements; the Nigeria & Gulf of Guinea GeoMarket, which recorded robust Completions product sales and higher Drilling & Measurements and Wireline activity; and the North Africa GeoMarket that reported higher Wireline, Testing Services, Well Services and IPM project activity. These increases, however, were reduced by lower North Sea activity which was impacted by seasonal weather issues. In the Middle East & Asia Area, strong Completions and Artificial Lift product sales and robust SIS software sales drove results—particularly in the India GeoMarket. These results were augmented by continued growth in the Saudi Arabia, Bahrain GeoMarket due to the rebound of land seismic acquisition, strong rigless activity and land rig additions. The Oman GeoMarket grew primarily on higher Wireline and Artificial Lift activities while the Iraq GeoMarket saw an increase in non-project services in addition to new IPM projects.

Pretax operating income of $2.17 billion increased 12% sequentially over prior quarter. Pretax operating margin increased 82 basis points (bps) sequentially to 21.1% primarily due to the strong sales of WesternGeco multiclient licenses, SIS software and Completions products. Drilling & Measurements and Wireline also contributed to this sequential improvement through increasing higher-margin exploration activities.

Reservoir Characterization

Fourth-quarter revenue of $2.79 billion was 12% higher sequentially. Pretax operating income of $777 million was 28% higher compared to the third quarter of 2011.

WesternGeco and SIS posted significant sequential revenue growth on strong multiclient sales in the US Gulf of Mexico and the Angola GeoMarket, and on robust software sales across all geographical Areas, respectively. WesternGeco also improved on the resumption of land seismic activity in the Middle East and new surveys in North Africa. Wireline recorded increases across all Areas led by stronger offshore exploration activities in the Nigeria & Gulf of Guinea, Southern & Eastern Africa and Central & West Africa GeoMarkets. Data & Consulting Services and Testing Services also posted gains.

Sequentially, pretax operating margins increased markedly by 340 bps to 27.9% through the seasonally strong sales of WesternGeco multiclient licenses and SIS software. Increasing higher-margin Wireline exploration activities also contributed to the growth.

Drilling

Fourth-quarter revenue of $3.91 billion was 6% higher sequentially. Pretax operating income of $658 million improved 7% sequentially.

Significant sequential revenue growth was recorded by M-I SWACO from higher rig count on land in the US & Canada; sustained growth in deepwater activity in the US Gulf of Mexico; and strong contributions in Latin America. IPM activity increased significantly, mainly from projects in Mexico and in Iraq. Drilling & Measurements revenue increased on improved pricing and strong activity in the US Gulf of Mexico and the Nigeria & Gulf of Guinea GeoMarket, although this was partially offset by weather-related activity reductions in the North Sea and East Asia GeoMarkets. In addition, Geoservices and Bits & Advanced Technologies registered robust sequential increases.

Sequentially, pretax operating margins were up slightly to 16.8%. Drilling & Measurements obtained increased margins from improved technology mix and service pricing but this was partly offset by the effects of weather-related activity delays and reductions. Most of the other Technologies exacted margin expansion following the continued successful integration and expansion of Smith, Geoservices and Schlumberger drilling technologies.

Reservoir Production

Fourth-quarter revenue of $3.60 billion increased 7% over the prior quarter. Pretax operating income of $768 million was 9% higher sequentially.

Among Reservoir Production Group Technologies, Completions and Artificial Lift posted the strongest sequential growth driven by robust product sales across all Areas. Well Services sequential growth was seen mainly in North America Land as additional fleets deployed and continued improvements in asset utilization and crew efficiency were achieved although these positive factors were partially muted by the impact of year-end seasonal effects. Framo and SPM also posted strong sequential increases.

Sequentially, fourth-quarter pretax operating margins were slightly up at 21.3%. Completions, Artificial Lift and Well Services reported improvements from strong sales.

Full-Year 2011 Results

(Stated in millions)

	2011		2010	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	**$ 9,929**	**$2,449**	$ 9,321	$2,321
Drilling	**14,248**	**2,275**	8,230	1,334
Reservoir Production	**12,748**	**2,616**	9,053	1,368
Eliminations & other	**34**	**(35)**	69	48
	36,959	**7,305**	26,673	5,071
Distribution	**2,621**	**103**	774	29
Eliminations	**(40)**	**–**	–	–
	2,581	**103**	774	29
Corporate & other (1)	**–**	**(592)**	–	(405)
Interest income (2)	**–**	**37**	–	43
Interest expense (3)	**–**	**(290)**	–	(202)
Charges & credits (4)	**–**	**(225)**	–	620
	$39,540	**$6,338**	$27,447	$5,156

(Stated in millions)

	2011		2010	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
North America	**$12,273**	**$3,051**	$ 6,729	$1,145
Latin America	**6,453**	**1,072**	4,985	808
Europe/CIS/Africa	**9,761**	**1,489**	8,024	1,457
Middle East & Asia	**8,065**	**1,868**	6,650	1,764
Eliminations & other	**407**	**(175)**	285	(103)
	36,959	**7,305**	26,673	5,071
Distribution	**2,621**	**103**	774	29
Eliminations	**(40)**	**–**	–	–
	2,581	**103**	774	29
Corporate & other (1)	**–**	**(592)**	–	(405)
Interest income (2)	**–**	**37**	–	43
Interest expense (3)	**–**	**(290)**	–	(202)
Charges & credits (4)	**–**	**(225)**	–	620
	$39,540	**$6,338**	$27,447	$5,156

(1) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items.

(2) Excludes interest income included in the segments' income (2011 – $3 million; 2010 – $7 million).

(3) Excludes interest expense included in the segments' income (2011 – $8 million; 2010 – $5 million).

(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Full-year 2011 revenue of $37.0 billion was 39% higher than 2010 primarily reflecting the acquisition of Smith on August 27, 2010 as well as the significantly improved activity, pricing and asset efficiency for Well Services Technologies in North America as the market transitioned to liquid-rich plays demanding increasing service intensity in drilling and completing horizontal wells.

Year-on-year pretax operating margin increased 75 bps to 19.8% largely due to the improved pricing and asset efficiency for Well Services Technologies in North America and the resumption of higher-margin activity in the US Gulf of Mexico. However, the margin expansion was tempered by activity disruptions from the geopolitical unrest in North Africa and in the Middle East during the first quarter of 2011.

Reservoir Characterization

Revenue of $9.93 billion was 7% higher than the same period last year on stronger Wireline activity, higher WesternGeco marine and multiclient sales, and increased SIS software sales.

Year-on-year, pretax operating margin decreased 23 bps to 24.7% led by margin declines in Wireline and Testing Services, largely due to the revenue mix, as well as the impact of geopolitical events which prevailed during the first quarter of 2011. The margin decline however was partially offset by a favorable WesternGeco multiclient sales mix and improved marine vessel utilization.

Drilling

Revenue of $14.25 billion was 73% higher than the same period last year reflecting the acquisitions of Smith, in August 2010, and Geoservices, in April 2010, partially offset by a decrease in IPM activities in Mexico. The ramp-up of IPM projects in Iraq also contributed to the revenue increase.

Year-on-year, pretax operating margin decreased 24 bps to 16.0% largely due to the addition of the Smith and Geoservices activities as well as the effects of the geopolitical events.

Reservoir Production

Revenue of $12.75 billion was 41% higher than the same period last year while pretax operating margin increased 541 bps to 20.5%. Well Services revenue and margins expanded strongly in North America on higher pricing, capacity additions and improved asset utilization and efficiency as the market transitioned to liquid-rich plays. Internationally, Well Services also posted growth on the strength of higher activity, despite the exceptional geopolitical events which prevailed during the first quarter of 2011.

Distribution

Revenue of $2.62 billion increased $1.85 billion, while pretax operating income of $103 million increased $74 million compared to last year. These increases are attributable to the fact that 2010 reflected only four months of activity following the Smith acquisition.

Full-Year 2010 Results

(Stated in millions)

	2010		2009	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	**$ 9,321**	**$2,321**	$ 9,502	$2,559
Drilling	**8,230**	**1,334**	5,881	1,245
Reservoir Production	**9,053**	**1,368**	7,282	780
Eliminations & other	**69**	**48**	37	51
	26,673	**5,071**	22,702	4,635
Distribution	**774**	**29**	–	–
	774	**29**	–	–
Corporate & other (1)	**–**	**(406)**	–	(327)
Interest income (2)	**–**	**43**	–	52
Interest expense (3)	**–**	**(202)**	–	(188)
Charges & credits (4)	**–**	**621**	–	(238)
	$27,447	**$5,156**	$22,702	$3,934

(Stated in millions)

	2010		2009	
	Revenue	**Income before taxes**	Revenue	Income before taxes
Oilfield Services				
North America	**$ 6,729**	**$1,145**	$ 4,217	$ 387
Latin America	**4,985**	**808**	4,552	864
Europe/CIS/Africa	**8,024**	**1,457**	7,737	1,821
Middle East & Asia	**6,650**	**1,764**	5,961	1,817
Eliminations & other	**285**	**(103)**	235	(254)
	26,673	**5,071**	22,702	4,635
Distribution	**774**	**29**	–	–
	774	**29**	–	–
Corporate & other (1)	**–**	**(406)**	–	(327)
Interest income (2)	**–**	**43**	–	52
Interest expense (3)	**–**	**(202)**	–	(188)
Charges & credits (4)	**–**	**621**	–	(238)
	$27,447	**$5,156**	$22,702	$3,934

(1) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items.

(2) Excludes interest income included in the segments' income (2010 – $7 million; 2009 – $10 million).

(3) Excludes interest expense included in the segments' income (2010 – $5 million; 2009 – $33 million).

(4) Charges and credits are described in detail in Note 3 to the Consolidated Financial Statements.

Oilfield Services

Full-year 2010 revenue of $26.67 billion was 17% higher than 2009. This increase was largely attributable to the acquisition of Smith as well as significantly higher activity and pricing for Well Services technologies in US land. However, these increases were partially offset by lower activity in the US Gulf of Mexico due to the deepwater drilling moratorium and by lower pricing and activity in Europe/CIS/Africa.

Year-on-year, pretax operating margin declined 141 bps to 19.0% primarily due to the inclusion of the acquired Smith businesses as well as the reduced activity and weaker pricing in the Europe/CIS/Africa Area. These effects, however, were partially offset by the impact of the stronger activity and pricing for Well Services technologies in US land.

Reservoir Characterization

Revenue of $9.32 billion was 2% lower than last year. WesternGeco revenue decreased primarily due to reduced activity and pricing for Marine acquisition services, which was partially offset by higher sales of wide-azimuth multiclient surveys in the US Gulf of Mexico. Wireline revenue fell primarily due to the deepwater drilling moratorium in the Gulf of Mexico and reduced activity and lower pricing in Europe/CIS/Africa. Testing Services revenue also decreased as a result of lower activity and pricing in Europe/CIS/Africa. These decreases were partially offset by an increase in SIS revenue primarily in Latin America and North America.

Year-on-year, pretax operating margin decreased 203 bps to 24.9% mostly due to the lower activity and pricing for Wireline and Testing services in Europe/CIS/Africa and from the impact of the moratorium in the US Gulf of Mexico.

Drilling

Revenue of $8.23 billion was 40% higher than the previous year. This increase was primarily driven from the acquisitions of Smith and Geoservices during 2010 partially offset by lower revenue for Drilling & Measurements due to the impact of the deepwater drilling moratorium in the US Gulf of Mexico and generally lower pricing in international markets.

Year-on-year, pretax operating margin decreased 496 bps to 16.2% due to the inclusion of the Smith and Geoservices technologies as well the lower pricing and activity for Drilling & Measurements.

Reservoir Production

Revenue of $9.05 billion was 24% higher year-on-year mostly from significantly higher pricing and activity for Well Services technologies in North America and increased gain share from SPM field production projects in Latin America. In addition, an $87 million early payout relating to services on an SPM gain share project, triggered by the customer's sale of the field, also contributed to the revenue growth.

Year-on-year, pretax operating margin increased 440 bps to 15.1% primarily due to improved pricing and activity for Well Services in North America and strong contribution from the SPM field production projects. The SPM gain share early payout mentioned above contributed approximately $55 million to pretax operating income.

Interest and Other Income

Interest and other income consisted of the following:

(Stated in millions)

	2011	2010	2009
Interest income	**$ 40**	$ 50	$ 61
Equity in net earnings of affiliated companies:			
M-I SWACO	**–**	78	131
Others	**89**	86	78
Other	**–**	–	3
	$129	$214	$273

Equity in Net Earnings of Affiliated Companies

Equity income from the M-I SWACO joint venture in 2010 represents eight months of equity income through the closing of the Smith transaction.

Interest Expense

Interest expense of $298 million in 2011 increased by $91 million compared to 2010 primarily due to the $4.6 billion of long-term debt that Schlumberger issued during 2011.

Interest expense of $207 million in 2010 decreased by $14 million compared to 2009 primarily due to a decline in the weighted average borrowing rates, from 3.9% to 3.2%.

Other

Research & engineering and *General & administrative* expenses, as a percentage of *Revenue*, were as follows:

	2011	2010	2009
Research & engineering	**2.7%**	3.3%	3.5%
General & administrative	**1.1%**	1.1%	1.1%

Although *Research & engineering* decreased as a percentage of revenue in 2011 as compared to 2010 and in 2010 compared to 2009, it has increased in absolute dollars by $154 million and $117 million, respectively. These increases in absolute dollars were driven in large part by the impact of the Smith acquisition.

Income Taxes

The Schlumberger effective tax rate was 24.4% in 2011, 17.3% in 2010, and 19.6% in 2009.

The Schlumberger effective tax rate is sensitive to the geographic mix of earnings. When the percentage of pretax earnings generated outside of North America increases, the Schlumberger effective tax rate will generally decrease. Conversely, when the percentage of pretax earnings generated outside of North America decreases, the Schlumberger effective tax rate will generally increase.

The effective tax rate for both 2011 and 2010 was impacted by the charges and credits described in Note 3 to the *Consolidated Financial Statements*. Excluding the impact of these charges and credits, the effective tax rate in 2011 was 24.0% compared to 20.6% in 2010. This increase in the effective tax rate, excluding the impact of the charges and credits, was primarily attributable to the fact that Schlumberger generated a larger proportion of its pretax earnings in North America in 2011 as compared to 2010 as a result of improved market conditions and the effect of a full year's activity from the acquired Smith businesses.

The effective tax rate for 2009 was also impacted by the charges and credits described in Note 3 to the *Consolidated Financial Statements*, but to a much lesser extent. Excluding charges and credits, the effective tax rate in 2010 was 20.6% compared to 19.2% in 2009. This increase is largely attributable to the geographic mix of earnings as well as the inclusion of four months' results from the acquisition of Smith, which served to increase the Schlumberger effective tax rate.

Charges and Credits

Schlumberger recorded significant charges and credits in continuing operations during 2011, 2010 and 2009. These charges and credits, which are summarized below, are more fully described in Note 3 to the *Consolidated Financial Statements*.

The following is a summary of the 2011 charges and credits:

(Stated in millions)

	Pretax	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$115	$19	$ 96	*Merger & integration*
Donation to the Schlumberger Foundation	50	10	40	*General & administrative*
Write-off of assets in Libya	60	–	60	*Cost of revenue -Oilfield Services*
	$225	$29	$196	

The following is a summary of the 2010 charges and credits:

(Stated in millions)

	Pretax	Tax	Net	Consolidated Statement of Income Classification
Restructuring and Merger-related Charges:				
Severance and other	$ 90	$ 13	$ 77	*Restructuring & other*
Impairment relating to WesternGeco's first generation Q-Land acquisition system	78	7	71	*Restructuring & other*
Other WesternGeco-related charges	63	–	63	*Restructuring & other*
Professional fees and other	107	1	106	*Merger & integration*
Merger-related employee benefits	58	10	48	*Merger & integration*
Inventory fair value adjustments	153	56	97	*Cost of revenue - Oilfield Services*
Mexico restructuring	40	4	36	*Restructuring & other*
Repurchase of bonds	60	23	37	*Restructuring & other*
Total restructuring and merger-related charges	649	114	535	
Gain on investment in M-I SWACO	(1,270)	(32)	(1,238)	*Gain on Investment in M-I SWACO*
Impact of elimination of tax deduction related to Medicare Part D subsidy	–	(40)	40	*Taxes on income*
	$ (621)	$ 42	$ (663)	

The following is a summary of the 2009 charges:

(Stated in millions)

	Pretax	Tax	Net	Consolidated Statement of Income Classification
Workforce reductions	$102	$17	$ 85	*Restructuring & other*
Postretirement benefits curtailment	136	14	122	*Restructuring & other*
	$238	$31	$207	

Cash Flow

Net Debt represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger's indebtedness by reflecting cash and investments that could be used to repay debt.

Details of Net Debt follow:

	(Stated in millions)		
	2011	2010	2009
Net Debt, beginning of year	**$(2,638)**	$ (126)	$(1,129)
Income from continuing operations	**4,793**	4,266	3,164
Depreciation and amortization (1)	**3,281**	2,759	2,476
Gain on M-I SWACO investment	**–**	(1,270)	–
Pension and other postretirement benefits expense	**365**	299	306
Pension and other postretirement benefits curtailment charge	**–**	–	136
Excess of equity income over dividends received	**(64)**	(85)	(103)
Stock -based compensation expense	**272**	198	186
Other non-cash items	**203**	327	162
Pension and other postretirement benefits funding	**(601)**	(868)	(1,149)
(Increase) decrease in working capital	**(2,185)**	230	(258)
Capital expenditures	**(4,016)**	(2,914)	(2,395)
Multiclient seismic data capitalized	**(289)**	(326)	(230)
Dividends paid	**(1,300)**	(1,040)	(1,006)
Stock repurchase program	**(2,998)**	(1,717)	(500)
Proceeds from employee stock plans	**438**	401	206
Net debt assumed in merger with Smith	**–**	(1,829)	–
Geoservices acquisition, net of debt acquired	**–**	(1,033)	–
Business acquisitions and other transactions	**(610)**	(212)	(514)
Proceeds from divestiture of Global Connectivity Services business	**385**	–	–
Conversion of debentures	**–**	320	–
Translation effect on net debt	**23**	30	(59)
Other	**91**	(48)	581
Net Debt, end of year	**$(4,850)**	$(2,638)	$ (126)

(1) Includes multiclient seismic data costs.

Components of Net Debt	**Dec. 31 2011**	Dec. 31 2010	Dec. 31 2009
		(Stated in millions)	
Cash	**$ 1,705**	$ 1,764	$ 617
Short-term investments	**3,122**	3,226	3,999
Fixed income investments, held to maturity	**256**	484	738
Short-term borrowings and current portion of long-term debt	**(1,377)**	(2,595)	(804)
Convertible debentures	**–**	–	(321)
Long-term debt	**(8,556)**	(5,517)	(4,355)
	$(4,850)	$(2,638)	$ (126)

Key liquidity events during 2011, 2010 and 2009 included:

- During the third quarter of 2011, Schlumberger issued $1.1 billion of 1.950% Senior Notes due 2016, $1.6 billion of 3.300% Senior Notes due 2021 and $300 million of Floating Rate Senior Notes due 2014 that bear interest at a rate equal to three-month LIBOR plus 55 bps per year.
- During the second quarter of 2011, Schlumberger completed the divestiture of its Global Connectivity Services business for approximately $385 million in cash.
- During the first quarter of 2011, Schlumberger issued $1.1 billion of 4.200% Senior Notes due 2021 and $500 million of 2.650% Senior Notes due 2016.
- During the first quarter of 2011, Schlumberger repurchased all of its outstanding 9.75% Senior Notes due 2019, 8.625% Senior Notes due 2014 and 6.00% Senior Notes due 2016 for approximately $1.26 billion.
- As a result of the Smith acquisition on August 27, 2010, Schlumberger assumed net debt of $1.8 billion. This amount consisted of $2.2 billion of debt (including a $0.4 billion adjustment to increase Smith's long-term fixed rate debt to its estimated fair value) and $0.4 billion of cash.
- During the second quarter of 2010, Schlumberger completed the acquisition of Geoservices for cash of $0.9 billion. Schlumberger assumed net debt of $0.1 billion in connection with this transaction.

- During the third and fourth quarters of 2010, Schlumberger repurchased the following debt:

	(Stated in millions) Carrying Value
6.50% Notes due 2012	$ 649
6.75% Senior Notes due 2011	224
9.75% Senior Notes due 2019	212
6.00% Senior Notes due 2016	102
8.625% Senior Notes due 2014	88
	$1,275

The premium paid in excess of the carrying value to repurchase the $1.275 billion of debt was approximately $67 million.

- Schlumberger maintains a €3.0 billion Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in Euro, US dollar or other currencies.

  During the fourth quarter of 2010, Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%. During the first quarter of 2009, Schlumberger issued €1.0 billion 4.50% Guaranteed Notes due 2014 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

- During the third quarter of 2009, Schlumberger issued $450 million of 3.00% Guaranteed Notes due 2013.

- On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for shares of Schlumberger common stock, to be acquired in the open market before December 31, 2011. On July 21, 2011, the Schlumberger Board of Directors approved an extension of this repurchase program to December 31, 2013. Schlumberger had repurchased $6.15 billion of shares under this program as of December 31, 2011.

  The following table summarizes the activity under this share repurchase program during 2011, 2010 and 2009:

(Stated in thousands except per share amounts)

	Total cost of shares purchased	Total number of shares purchased	Average price paid per share
2011	$2,997,688	36,940.4	$81.15
2010	$1,716,675	26,624.8	$64.48
2009	$ 500,097	7,825.0	$63.91

- Cash flow provided by operations was $6.2 billion in 2011, $5.5 billion in 2010 and $5.3 billion in 2009.

  At times in recent periods, Schlumberger has experienced delays in payments from certain of its customers. Schlumberger operates in approximately 85 countries. At December 31, 2011, only four of those countries individually accounted for greater than 5% of Schlumberger's accounts receivable balance of which only one, the United States, represented greater than 10%.

- Dividends paid during 2011, 2010 and 2009 were $1.30 billion, $1.04 billion and $1.01 billion, respectively.

  On January 19, 2012, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 10%, to $0.275.

  On January 21, 2011, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 19%, to $0.25.

- Capital expenditures were $4.0 billion in 2011, $2.9 billion in 2010 and $2.4 billion in 2009. Capital expenditures are expected to approach $4.5 billion for the full year 2012.
- During 2011, 2010 and 2009 Schlumberger made contributions of $601 million, $868 million and $1.1 billion, respectively, to its postretirement benefit plans. The US pension plans were 87% funded at December 31, 2011 based on the projected benefit obligation. This compares to 95% funded at December 31, 2010.

  Schlumberger's international defined benefit pension plans are a combined 88% funded at December 31, 2011 based on the projected benefit obligation. This compares to 92% funded at December 31, 2010.

  Schlumberger currently anticipates contributing approximately $600 million to its postretirement benefit plans in 2012, subject to market and business conditions.
- There were $321 million outstanding Series B debentures at December 31, 2009. During 2010, the remaining $320 million of the 2.125% Series B Convertible Debentures due June 1, 2023 were converted by holders into 8.0 million shares of Schlumberger common stock and the remaining $1 million of outstanding Series B debentures were redeemed for cash.

As of December 31, 2011, Schlumberger had approximately $4.8 billion of cash and short-term investments on hand. Schlumberger had separate committed debt facility agreements aggregating $4.1 billion with commercial banks, of which $2.8 billion was available and unused as of December 31, 2011. This included $3.5 billion of committed facilities which support commercial paper borrowings in the United States and Europe. Schlumberger believes that these amounts are sufficient to meet future business requirements for at least the next 12 months.

Schlumberger had $0.9 billion of commercial paper outstanding as of December 31, 2011.

Summary of Major Contractual Obligations

(Stated in millions)

		Payment Period			
Contractual Obligations	Total	2012	2013 – 2014	2015 –2016	After 2016
Debt [1]	$ 9,933	$1,377	$2,773	$3,089	$2,694
Operating Leases	1,429	313	420	255	441
Purchase Obligations [2]	3,707	2,647	386	298	376
	$15,069	$4,337	$3,579	$3,642	$3,511

(1) Excludes future payments for interest.

(2) Represents an estimate of contractual obligations in the ordinary course of business. Although these contractual obligations are considered enforceable and legally binding, the terms generally allow Schlumberger the option to reschedule and adjust its requirements based on business needs prior to the delivery of goods.

Refer to Note 18 *Pension and Other Benefit Plans* of the *Consolidated Financial Statements* for details regarding Schlumberger's pension and other postretirement benefit obligations.

As discussed in Note 14 *Income Taxes* of the *Consolidated Financial Statements*, included in the Schlumberger *Consolidated Balance Sheet* at December 31, 2011 is approximately $1.35 billion of liabilities associated with uncertain tax positions in the over 100 jurisdictions in which Schlumberger conducts business. Due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, Schlumberger cannot make reliable estimates of the timing of cash outflows relating to these liabilities.

Schlumberger has outstanding letters of credit/guarantees which relate to business performance bonds, custom/ excise tax commitments, facility lease/rental obligations, etc. These were entered into in the ordinary course of business and are customary practices in the various countries where Schlumberger operates.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires Schlumberger to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies involve "critical accounting estimates" because they are particularly dependent on estimates and assumptions made by Schlumberger about matters that are inherently uncertain. A summary of all of Schlumberger's significant accounting policies is included in Note 2 to the *Consolidated Financial Statements*.

Schlumberger bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Multiclient Seismic Data

The WesternGeco business capitalizes the costs associated with obtaining multiclient seismic data. The carrying value of the multiclient seismic data library at December 31, 2011 and 2010 was $425 million and $394 million, respectively. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstances will an individual survey carry a net book value greater than a 4-year, straight-line amortized value.

The carrying value of surveys is reviewed for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future revenues, which involve significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period. For purposes of performing the annual impairment test of the multiclient library, future cash flows are analyzed primarily based on two pools of surveys: United States and non-United States. The United States and non-United States pools were determined to be the most appropriate level at which to perform the impairment review based upon a number of factors including (i) various macroeconomic factors that influence the ability to successfully market surveys and (ii) the focus of the sales force and related costs. Certain larger surveys, which are typically prefunded by customers, are analyzed for impairment on a survey by survey basis.

Allowance for Doubtful Accounts

Schlumberger maintains an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. Judgment is involved in recording and making adjustments to this reserve. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices. Depending on how such potential issues are resolved, or if the financial condition of Schlumberger customers were to deteriorate resulting in an impairment of their ability to make payments, adjustments to the allowance may be required.

Goodwill, Intangible Assets and Long-Lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The goodwill relating to each of Schlumberger's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under generally accepted accounting principles, Schlumberger has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, Schlumberger determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if Schlumberger concludes otherwise, then it is required to perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Schlumberger has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

For purposes of performing the impairment test for goodwill, Schlumberger's four reporting units are the three Groups comprising Oilfield Services: Reservoir Characterization, Drilling and Reservoir Production, as well as the Distribution business segment. Schlumberger elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test. Based on this assessment, Schlumberger concluded that it was more likely than not that the fair value of each of its reporting units was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future. Schlumberger evaluates the remaining useful life of its intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Income Taxes

Schlumberger conducts business in more than 100 tax jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Schlumberger's tax filings are subject to regular audits by the tax authorities. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

Pension and Postretirement Benefits

Schlumberger's pension and postretirement benefit obligations are described in detail in Note 18 to the *Consolidated Financial Statements*. The obligations and related costs are calculated using actuarial concepts, which include critical assumptions related to the discount rate, expected rate of return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events.

The discount rate Schlumberger uses reflects the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. The following summarizes the discount rates utilized by Schlumberger for its various pension and postretirement benefit plans:

- The discount rate utilized to determine the liability for Schlumberger's United States pension plans and postretirement medical plans was 5.00% at December 31, 2011 and 5.50% at December 31, 2010.
- The weighted-average discount rate utilized to determine the liability for Schlumberger's international pension plans was 4.95% at December 31, 2011 and 5.47% at December 31, 2010.
- The weighted-average discount rate utilized to determine expense for Schlumberger's United States pension plans and postretirement medical plans decreased from 6.00% in 2010 to 5.50% in 2011.
- The weighted-average discount rate utilized to determine expense for Schlumberger's international pension plans decreased from 5.89% in 2010 to 5.47% in 2011.

A higher discount rate decreases the present value of benefit obligations and decreases expense.

The expected rate of return for our retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid. The expected rate of return for Schlumberger's United States pension plans has been determined based upon expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The expected rate of return on plan assets for the United States pension plans was 7.50% in 2011 and 8.50% in 2010. The weighted average expected rate of return on plan assets for the international plans was 7.50% in 2011 and 8.00% in 2010. A lower expected rate of return would increase pension expense.

Schlumberger's medical cost trend rate assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The overall medical cost trend rate assumption utilized to determine both the 2011 postretirement medical expense as well as the postretirement medical liability as of December 31, 2011 was 8% graded to 5% over the next six years.

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United States and international pension plans:

(Stated in millions)

Change in Assumption	Effect on 2011 Pretax Pension Expense	Effect on Dec. 31, 2011 Liability
25 basis point decrease in discount rate	+$32	+$299
25 basis point increase in discount rate	-$28	- $283
25 basis point decrease in expected return on plan assets	+$15	–
25 basis point increase in expected return on plan assets	-$15	–

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for Schlumberger's United States postretirement medical plans:

(Stated in millions)

Change in Assumption	Effect on 2011 Pretax Postretirement Medical Expense	Effect on Dec. 31, 2011 Liability
25 basis point decrease in discount rate	+ $4	+ $44
25 basis point increase in discount rate	- $4	- $41
100 basis point decrease per annum in medical cost trend rate	- $24	- $160
100 basis point increase per annum in medical cost trend rate	+ $28	+ $196

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Schlumberger is subject to market risks primarily associated with changes in foreign currency exchange rates, commodity prices and interest rates.

As a multinational company, Schlumberger conducts business in approximately 85 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 75% of Schlumberger's revenue in 2011 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar-reported expenses will increase.

A 5% increase or decrease in the average exchange rates of all the foreign currencies in 2011 would have changed revenue by approximately 1%. If the 2011 average exchange rates of the US dollar against all foreign currencies had strengthened by 5%, Schlumberger's income from continuing operations would have increased by approximately 2%. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from continuing operations by approximately 2%.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Foreign currency forward contracts and foreign currency options provide a hedge against currency fluctuations either on monetary assets/liabilities denominated in other than a functional currency or on expenses.

At December 31, 2011, contracts were outstanding for the US dollar equivalent of $6.9 billion in various foreign currencies of which $3.9 billion relate to hedges of debt balances denominated in currencies other than the functional currency.

Schlumberger is subject to the risk of market price fluctuations of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted metal purchases. As of December 31, 2011, $27 million of commodity forward contracts were outstanding.

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates. At December 31, 2011, Schlumberger had fixed rate debt aggregating approximately $8.0 billion and variable rate debt aggregating approximately $1.9 billion. Schlumberger has entered into interest rate swaps relating to $0.5 billion of its fixed rate debt as of December 31, 2011 whereby Schlumberger will receive interest at a fixed rate and pay interest at a variable rate.

Schlumberger's exposure to interest rate risk associated with its debt is also partially mitigated by its investment portfolio. Both *Short-term investments* and *Fixed income investments, held to maturity*, which totaled approximately $3.4 billion at December 31, 2011, are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds and are substantially all denominated in US dollars. The average return on investment was 1.1% in 2011.

The following table represents carrying amounts of Schlumberger's debt at December 31, 2011 by year of maturity:

(Stated in millions)

	Expected Maturity Dates						
	2012	2013	2014	2015	2016	2021	Total
Fixed rate debt							
5.25% Guaranteed Notes		$ 649					$ 649
3.00% Guaranteed Notes		458					458
2.75% Guaranteed Notes			$ 1,290				1,290
4.50% Guaranteed Notes				$ 1,297			1,297
2.650% Senior Notes					$ 498		498
1.950% Senior Notes					1,099		1,099
3.300% Senior Notes						$ 1,595	1,595
4.200% Senior Notes						1,099	1,099
Total fixed rate debt	**$ –**	**$1,107**	**$1,290**	**$1,297**	**$1,597**	**$2,694**	**$7,985**
Variable rate debt	**1,377**	**62**	**314**	**–**	**195**	**–**	**1,948**
Total	**$1,377**	**$1,169**	**$1,604**	**$1,297**	**$1,792**	**$2,694**	**$9,933**

The fair market value of the outstanding fixed rate debt was approximately $8.4 billion as of December 31, 2011. The weighted average interest rate on the variable rate debt as of December 31, 2011 was approximately 2.80%.

Schlumberger does not enter into derivatives for speculative purposes.

Forward-looking Statements

This Form 10-K and other statements we make contain "forward-looking statements" within the meaning of the federal securities laws, which include any statements that are not historical facts, such as our forecasts or expectations regarding business outlook; growth for Schlumberger as a whole and for each of its segments (and for specified products or geographic areas within each segment); oil and natural gas demand and production growth; oil and natural gas prices; improvements in operating procedures and technology; capital expenditures by Schlumberger and the oil and gas industry; the business strategies of Schlumberger's customers; future global economic conditions; and future results of operations. These statements are subject to risks and uncertainties, including, but not limited to, current global economic conditions; changes in exploration and production spending by Schlumberger's customers and changes in the level of oil and natural gas exploration and development; general economic, political and business conditions in key regions of the world; pricing erosion; weather and seasonal factors; the ability to respond to increased activity levels; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; continuing operational delays or program reductions as a result of the lifted drilling moratorium in the Gulf of Mexico; inability of technology to meet new challenges in exploration; and other risks and uncertainties detailed in the Risk Factors section of this Form 10-K and other filings that we make with the Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize (or the consequences of such a development changes), or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those reflected in our forward-looking statements. Schlumberger disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Item 8. Financial Statements and Supplementary Data.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Stated in millions, except per share amounts)

Year Ended December 31,	2011	2010	2009
Revenue			
Oilfield Services	**$36,959**	$26,673	$22,702
Distribution	**2,581**	774	–
	39,540	27,447	22,702
Interest and other income, net	**129**	214	273
Gain on investment in M-I SWACO	–	1,270	–
Expenses			
Cost of revenue			
Oilfield Services	**28,940**	21,098	17,519
Distribution	**2,478**	745	–
Research & engineering	**1,073**	919	802
General & administrative	**427**	311	261
Merger & integration	**115**	164	–
Restructuring & other	–	331	238
Interest	**298**	207	221
Income from continuing operations before taxes	**6,338**	5,156	3,934
Taxes on income	**1,545**	890	770
Income from continuing operations	**4,793**	4,266	3,164
Income (loss) from discontinued operations	**220**	–	(22)
Net income	**5,013**	4,266	3,142
Net income (loss) attributable to noncontrolling interests	**16**	(1)	8
Net income attributable to Schlumberger	**$ 4,997**	$ 4,267	$ 3,134
Schlumberger amounts attributable to:			
Income from continuing operations	**$ 4,777**	$ 4,267	$ 3,156
Income (loss) from discontinued operations	**220**	–	(22)
Net income	**$ 4,997**	$ 4,267	$ 3,134
Basic earnings per share of Schlumberger:			
Income from continuing operations	**$ 3.54**	$ 3.41	$ 2.63
Income (loss) from discontinued operations	**0.16**	–	(0.02)
Net income [1]	**$ 3.70**	$ 3.41	$ 2.62
Diluted earnings per share of Schlumberger:			
Income from continuing operations	**$ 3.51**	$ 3.38	$ 2.61
Income (loss) from discontinued operations	**0.16**	–	(0.02)
Net income	**$ 3.67**	$ 3.38	$ 2.59
Average shares outstanding:			
Basic	**1,349**	1,250	1,198
Assuming dilution	**1,361**	1,263	1,214

(1) Amounts may not add due to rounding

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Stated in millions)

Year Ended December 31,	2011	2010	2009
Net income	$ 5,013	$4,266	$3,142
Currency translation adjustments			
Unrealized net change arising during the period	(82)	(26)	18
Derivatives			
Net derivatives (loss) gain on hedge transactions	(79)	(269)	223
Reclassification to net income of net realized (loss) gain	8	274	(80)
Pension and other postretirement benefit plans			
Actuarial loss			
Actuarial loss arising during the period	(1,008)	(117)	(237)
Amortization to net income of net actuarial loss	121	90	32
Prior service cost			
Prior service cost (gain) arising during the period	1	(162)	27
Curtailment	–	–	96
Amortization to net income of net prior service cost	133	96	97
Income taxes on pension and other postretirement benefit plans	117	20	52
Comprehensive income	4,224	4,172	3,370
Comprehensive income (loss) attributable to noncontrolling interests	16	(1)	9
Comprehensive income attributable to Schlumberger	$ 4,208	$4,173	$3,361

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	(Stated in millions)	
December 31,	2011	2010
ASSETS		
Current Assets		
Cash	$ 1,705	$ 1,764
Short-term investments	3,122	3,226
Receivables less allowance for doubtful accounts (2011—$177; 2010—$185)	9,500	8,278
Inventories	4,700	3,804
Deferred taxes	456	51
Other current assets	1,056	975
	20,539	18,098
Fixed Income Investments, held to maturity	256	484
Investments in Affiliated Companies	1,266	1,071
Fixed Assets less accumulated depreciation	12,993	12,071
Multiclient Seismic Data	425	394
Goodwill	14,154	13,952
Intangible Assets	4,882	5,162
Other Assets	686	535
	$55,201	$51,767
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 7,579	$ 6,488
Estimated liability for taxes on income	1,245	1,493
Long-term debt – current portion	1,041	2,214
Short-term borrowings	336	381
Dividends payable	337	289
	10,538	10,865
Long-term Debt	8,556	5,517
Postretirement Benefits	1,732	1,262
Deferred Taxes	1,731	1,636
Other Liabilities	1,252	1,043
	23,809	20,323
Equity		
Common stock	11,639	11,920
Treasury stock	(5,679)	(3,136)
Retained earnings	28,860	25,210
Accumulated other comprehensive loss	(3,557)	(2,768)
Schlumberger stockholders' equity	31,263	31,226
Noncontrolling interests	129	218
	31,392	31,444
	$55,201	$51,767

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Stated in millions)

Year Ended December 31,	2011	2010	2009
Cash flows from operating activities:			
Net Income	**$ 5,013**	$ 4,266	$ 3,142
(Income) loss from discontinued operations	**(220)**	–	22
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (1)	**3,281**	2,759	2,476
Gain on investment in M-I SWACO	**–**	(1,270)	–
Earnings of companies carried at equity, less dividends received	**(64)**	(85)	(103)
Deferred income taxes	**(35)**	(109)	373
Stock-based compensation expense	**272**	198	186
Pension and other postretirement benefits expense	**365**	299	306
Pension and other postretirement benefits curtailment charge	**–**	–	136
Other non-cash items	**203**	327	162
Pension and other postretirement benefits funding	**(601)**	(868)	(1,149)
Change in operating assets and liabilities: (2)			
(Increase) decrease in receivables	**(1,310)**	(289)	155
(Increase) decrease in inventories	**(991)**	(67)	64
(Increase) decrease in other current assets	**(99)**	136	9
Increase (decrease) in accounts payable and accrued liabilities	**708**	(103)	(293)
(Decrease) increase in estimated liability for taxes on income	**(544)**	480	(361)
(Decrease) increase in other liabilities	**168**	(89)	43
Other – net	**23**	(91)	143
NET CASH PROVIDED BY OPERATING ACTIVITIES	**6,169**	5,494	5,311
Cash flows from investing activities:			
Capital expenditures	**(4,016)**	(2,914)	(2,395)
Multiclient seismic data capitalized	**(289)**	(326)	(230)
Cash acquired in acquisition of Smith International, Inc.	**–**	399	–
Acquisition of Geoservices, net of cash acquired	**–**	(889)	–
Other business acquisitions and investments, net of cash acquired	**(186)**	(212)	(514)
Sale (purchase) of investments, net	**351**	1,023	(1,159)
Other	**230**	(19)	228
NET CASH USED IN INVESTING ACTIVITIES	**(3,910)**	(2,938)	(4,070)
Cash flows from financing activities:			
Dividends paid	**(1,300)**	(1,040)	(1,006)
Proceeds from employee stock purchase plan	**208**	179	96
Proceeds from exercise of stock options	**230**	222	110
Tax benefit on stock options	**15**	14	4
Stock repurchase program	**(2,998)**	(1,717)	(500)
Proceeds from issuance of long-term debt	**6,884**	2,815	1,973
Repayment of long-term debt	**(4,992)**	(1,814)	(1,754)
Net decrease in short-term borrowings	**(119)**	(68)	(111)
Other	**(628)**	–	–
NET CASH USED IN FINANCING ACTIVITIES	**(2,700)**	(1,409)	(1,188)
Cash flow from discontinued operations – operating activities	**–**	–	(45)
Cash flow from discontinued operations – investing activities	**385**	–	–
Cash flow from discontinued operations	**385**	–	(45)
Net (decrease) increase in cash before translation effect	**(56)**	1,147	8
Translation effect on cash	**(3)**	–	–
Cash, beginning of year	**1,764**	617	609
Cash, end of year	**$ 1,705**	$ 1,764	$ 617

(1) Includes multiclient seismic data costs.
(2) Net of the effect of business acquisitions.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in millions)

	Common Stock			Accumulated		
	Issued	In Treasury	Retained Earnings	Other Comprehensive Loss	Noncontrolling Interests	Total
Balance, January 1, 2009	$ 4,668	$(4,796)	$19,891	$(2,901)	$ 72	$16,934
Net income			3,134		8	3,142
Currency translation adjustments				17	1	18
Changes in fair value of derivatives				143		143
Pension and other postretirement benefit plans				67		67
Shares sold to optionees less shares exchanged	(22)	132				110
Shares granted to Directors		1				1
Vesting of restricted stock	(20)	20				–
Shares issued under employee stock purchase plan	25	141				166
Stock repurchase program		(500)				(500)
Stock-based compensation cost	186					186
Tax benefit on stock options	4					4
Dividends declared ($0.84 per share)			(1,006)			(1,006)
Other	(64)				28	(36)
Balance, December 31, 2009	4,777	(5,002)	22,019	(2,674)	109	19,229
Net income			4,267		(1)	4,266
Currency translation adjustments				(26)		(26)
Changes in fair value of derivatives				5		5
Pension and other postretirement benefit plans				(73)		(73)
Shares sold to optionees less shares exchanged	(8)	230				222
Shares granted to Directors	1	1				2
Vesting of restricted stock	(11)	11				–
Shares issued under employee stock purchase plan	49	130				179
Stock repurchase program		(1,717)				(1,717)
Stock-based compensation cost	198					198
Tax benefit on stock options	14					14
Shares issued on conversions of debentures	17	303				320
Acquisition of Smith International, Inc.	6,880	2,948			111	9,939
Acquisition of noncontrolling interests	3					3
Dividends declared ($0.84 per share)			(1,076)			(1,076)
Other		(40)			(1)	(41)
Balance, December 31, 2010	11,920	(3,136)	25,210	(2,768)	218	31,444
Net income			4,997		16	5,013
Currency translation adjustments				(82)		(82)
Changes in fair value of derivatives				(71)		(71)
Pension and other postretirement benefit plans				(636)		(636)
Shares sold to optionees less shares exchanged	(29)	259				230
Shares granted to Directors		2				2
Vesting of restricted stock	(39)	39				–
Shares issued under employee stock purchase plan	53	155				208
Stock repurchase program		(2,998)				(2,998)
Stock-based compensation cost	272					272
Tax benefit on stock options	15					15
Acquisition of noncontrolling interests	(553)				(86)	(639)
Dividends declared ($1.00 per share)			(1,347)			(1,347)
Other					(19)	(19)
Balance, December 31, 2011	$11,639	$(5,679)	$28,860	$(3,557)	$129	$31,392

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

SHARES OF COMMON STOCK

(Stated in millions)

	Issued	In Treasury	Shares Outstanding
Balance, January 1, 2009	1,334	(140)	1,194
Shares sold to optionees less shares exchanged	–	4	4
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	4	4
Stock repurchase program	–	(8)	(8)
Balance, December 31, 2009	1,334	(139)	1,195
Acquisition of Smith International, Inc.	100	76	176
Shares sold to optionees less shares exchanged	–	6	6
Shares issued under employee stock purchase plan	–	3	3
Stock repurchase program	–	(27)	(27)
Issued on conversions of debentures	–	8	8
Balance, December 31, 2010	1,434	(73)	1,361
Shares sold to optionees less shares exchanged	–	6	6
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	3	3
Stock repurchase program	–	(37)	(37)
Balance, December 31, 2011	1,434	(100)	1,334

See the *Notes to Consolidated Financial Statements*

Notes to Consolidated Financial Statements

1. Business Description

Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries (collectively, "Schlumberger") form the world's leading supplier of technology, integrated project management and information solutions to customers in the oil and gas industry worldwide, providing the industry's widest range of oilfield services from exploration to production.

2. Summary of Accounting Policies

The *Consolidated Financial Statements* of Schlumberger have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying *Consolidated Financial Statements* include the accounts of Schlumberger, its wholly-owned subsidiaries, and subsidiaries over which it exercises a controlling financial interest. All significant intercompany transactions and balances have been eliminated. Investments in entities in which Schlumberger does not have a controlling financial interest, but over which it has significant influence are accounted for using the equity method. Schlumberger's share of the after-tax earnings of equity method investees is included in *Interest and other income, net*. Investments in which Schlumberger does not have the ability to exercise significant influence are accounted for using the cost method. Both equity and cost method investments are classified in *Investments in Affiliated Companies*.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, Schlumberger evaluates its estimates, including those related to collectibility of accounts receivable; valuation of inventories and investments; recoverability of goodwill, intangible assets and investments in affiliates; income taxes; multiclient seismic data; contingencies and actuarial assumptions for employee benefit plans. Schlumberger bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Schlumberger recognizes revenue based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices provided that collectibility is reasonably assured. Revenue is recognized for services when they are rendered. Revenue is recognized for products upon delivery, when the customer assumes the risks and rewards of ownership. Certain products may be provided on a consigned basis in which case revenue is recognized when the products are consumed provided that all other revenue recognition criteria have been met.

Revenue from seismic contract services performed on a dayrate basis is recognized as the service is performed. Revenue from other services, including pre-funded multiclient surveys, is recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. This method requires revenue to be recognized based upon quantifiable measures of progress, such as square kilometers acquired. Multiclient data surveys are licensed or sold to customers on a non-transferable basis. Revenue from sales of completed multiclient data surveys is recognized upon obtaining a signed licensing agreement and providing customers with access to such data.

Revenue is occasionally generated from contractual arrangements that include multiple deliverables. Revenue from these arrangements is recognized as each item is delivered based on their relative fair value and when the delivered items have stand-alone value to the customer.

Revenue derived from the sale of licenses of Schlumberger software may include installation, maintenance, consulting and training services. If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Translation of Non-United States Currencies

The functional currency of Schlumberger is primarily the US dollar. Assets and liabilities recorded in functional currencies other than US dollars are translated at period end exchange rates. The resulting adjustments are charged or credited directly to the *Equity* section of the *Consolidated Balance Sheet*. Revenue and expenses are translated at the weighted-average exchange rates for the period. Realized and unrealized transaction gains and losses are included in income in the period in which they occur. Transaction losses of $25 million and $27 million, net of hedging activities, were recognized in 2011 and 2010, respectively. Transaction gains of $73 million, net of hedging activities, were recognized during 2009.

Investments

The *Consolidated Balance Sheet* reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Both *Short-term investments* and *Fixed Income Investments, held to maturity* are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds, and are substantially denominated in US dollars. Under normal circumstances it is the intent of Schlumberger to hold the investments until maturity, with the exception of investments that are considered trading (December 31, 2011—$190 million; December 31, 2010—$189 million). Short-term investments that are designated as trading are stated at fair value, which is estimated using quoted market prices for those or similar investments. All other investments are stated at cost plus accrued interest, which approximates market. The unrealized gains/losses on investments designated as trading were not significant at both December 31, 2011 and 2010.

For purposes of the *Consolidated Statement of Cash Flows*, Schlumberger does not consider short-term investments to be cash equivalents.

Fixed Income Investments, held to maturity at December 31, 2011 of $256 million mature as follows: $80 million in 2013, $166 million in 2014 and $10 million in 2015.

Inventories

Inventories are stated at average cost or at market, whichever is lower. Costs included in *Inventories* consist of materials, direct labor and manufacturing overhead.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income.

Multiclient Seismic Data

The multiclient library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. Multiclient surveys are primarily generated utilizing Schlumberger resources. Schlumberger capitalizes costs directly incurred in acquiring and processing the multiclient seismic data. Such costs are charged to *Cost of revenue – Oilfield Services* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4-year, straight-line amortized value.

The carrying value of the multiclient library is reviewed for impairment annually as well as when an event or change in circumstance indicating impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future cash flows, which involves significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period.

Goodwill, Other Intangibles and Long-lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The goodwill relating to each of Schlumberger's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under generally accepted accounting principles, Schlumberger has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, Schlumberger determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if Schlumberger concludes otherwise, then it is required to perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Schlumberger has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

For purposes of performing the impairment test for goodwill, Schlumberger's four reporting units are the three Groups comprising Oilfield Services: Reservoir Characterization, Drilling and Reservoir Production, as well as the Distribution business segment. Schlumberger elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test. Based on this assessment, Schlumberger concluded that it was more likely than not that the fair value of each of its reporting units was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involve significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future.

Intangible assets consist primarily of customer relationships, technology/technical know-how and tradenames acquired in business combinations. Customer relationships are generally amortized over periods ranging from 7 to 28 years, acquired technology/technical know-how are generally amortized over periods ranging from 5 to 18 years and tradenames are generally amortized over periods ranging from 5 years to 30 years.

Taxes on Income

Schlumberger computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made. Any effect of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a

portion or all of the deferred tax asset will not be realized in the future, Schlumberger provides a corresponding valuation allowance against deferred tax assets.

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Schlumberger recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the year in which such resolution occurs.

Schlumberger generally does not provide income taxes relating to undistributed earnings, as the earnings either would not be taxable when remitted or are considered to be indefinitely reinvested.

Concentration of Credit Risk

Schlumberger's assets that are exposed to concentrations of credit risk consist primarily of cash, short-term investments, fixed income investments held to maturity, receivables from clients and derivative financial instruments. Schlumberger places its cash, short-term investments and fixed income investments held to maturity with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger regularly evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are spread over many countries and customers. Schlumberger maintains an allowance for uncollectible accounts receivable based on expected collectibility and performs ongoing credit evaluations of its customers' financial condition. By using derivative financial instruments to hedge exposure to changes in exchange rates and commodity prices, Schlumberger exposes itself to some credit risk. Schlumberger minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Research & Engineering

All research and engineering expenditures are expensed as incurred.

Earnings per Share

Basic earnings per share of Schlumberger from continuing operations is calculated by dividing income from continuing operation attributable to Schlumberger by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by first adding back to net income the interest expense on any outstanding convertible debentures and then dividing this adjusted income from continuing operations attributable to Schlumberger by the sum of (i) unvested restricted stock units; and (ii) the weighted average number of common shares outstanding assuming dilution. The weighted average number of common shares outstanding assuming dilution assumes (a) that all stock options which are in the money are exercised at the beginning of the period and that the proceeds are used by Schlumberger to purchase shares at the average market price for the period, and (b) the conversion of any outstanding convertible debentures.

The following is a reconciliation from basic to diluted earnings per share from continuing operations of Schlumberger for each of the last three years:

(Stated in million except per share amounts)

	Schlumberger Income from Continuing Operations	Weighted Average Shares Outstanding	Earnings Per Share from from Continuing Operations
2011:			
Basic	**$4,777**	**1,349**	**$3.54**
Assumed exercise of stock options	**–**	**10**	
Unvested restricted stock	**–**	**2**	
Diluted	**$4,777**	**1,361**	**$3.51**
2010:			
Basic	$ 4,267	1,250	$ 3.41
Assumed conversion of debentures	3	2	
Assumed exercise of stock options	–	9	
Unvested restricted stock	–	2	
Diluted	$ 4,270	1,263	$ 3.38
2009:			
Basic	$ 3,156	1,198	$ 2.63
Assumed conversion of debentures	8	8	
Assumed exercise of stock options	–	7	
Unvested restricted stock	–	1	
Diluted	$ 3,164	1,214	$ 2.61

Employee stock options to purchase approximately 14.0 million, 12.5 million and 17.1 million shares of common stock at December 31, 2011, 2010 and 2009, respectively, were outstanding but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock, and therefore, the effect on diluted earnings per share would have been anti-dilutive.

3. Charges and Credits

Schlumberger recorded the following Charges and Credits in continuing operations during 2011, 2010 and 2009:

2011

Fourth quarter of 2011:

- Schlumberger recorded $22 million of pretax merger and integration-related charges ($20 million after-tax) in connection with the acquisitions of Smith International, Inc. ("Smith") and Geoservices (see Note 4 – *Acquisitions*).
- During the fourth quarter, Schlumberger was able to physically assess the status of its assets in Libya. This assessment resulted in Schlumberger recording a pretax and after-tax charge of $60 million relating to certain assets that are no longer recoverable as a result of the political unrest.

Third quarter of 2011:

- Schlumberger recorded $27 million of pretax merger and integration-related charges ($23 million after-tax) in connection with the acquisitions of Smith and Geoservices.

Second quarter of 2011:

- Schlumberger made a $50 million grant to the Schlumberger Foundation to support the Foundation's Faculty for the Future program, which supports talented women scientists from the developing world by helping them pursue advanced graduate studies in scientific disciplines at leading universities worldwide. As a result, Schlumberger recorded a $50 million charge ($40 million after-tax).

Schlumberger recorded $32 million of pretax merger and integration-related charges ($24 million after-tax) in connection with the acquisitions of Smith and Geoservices.

First quarter of 2011:

- Schlumberger recorded $34 million of pretax merger and integration-related charges ($28 million after-tax) in connection with the acquisitions of Smith and Geoservices.

The following is a summary of these charges:

	(Stated in millions)			
	Pretax	**Tax**	**Net**	**Consolidated Statement of Income Classification**
Merger-related integration costs	$115	$19	$ 96	*Merger & integration*
Donation to the Schlumberger Foundation	50	10	40	*General & administrative*
Write-off of assets in Libya	60	–	60	*Cost of revenue -Oilfield Services*
	$225	$29	$196	

2010

Fourth quarter of 2010:

- In connection with the acquisition of Smith, Schlumberger recorded the following pretax charges: $115 million ($73 million after-tax) relating to the amortization of purchase accounting adjustments associated with the write-up of acquired inventory to its estimated fair value, $17 million ($16 million after-tax) of professional and other fees and $16 million ($12 million after-tax) relating to employee benefits.
- Schlumberger repurchased the following debt:

	(Stated in millions) Carrying Value
6.50% Notes due 2012	$297
6.75% Senior Notes due 2011	$123
9.75% Senior Notes due 2019	$212
6.00% Senior Notes due 2016	$102
8.625% Senior Notes due 2014	$ 88

As a result of these transactions, Schlumberger incurred pretax charges of $32 million ($20 million after-tax).

Third quarter of 2010:

- As a result of the decision to rationalize support costs across the organization as well as to restructure the North America land operations to provide greater operating efficiency, Schlumberger recorded a pretax charge of $90 million ($77 million after-tax).
- Following the successful introduction of UniQ, a new generation single-sensor land acquisition system, Schlumberger recorded a $78 million pretax charge ($71 million after-tax), related to the impairment of WesternGeco's first generation Q-Land system assets.
- A pretax and after-tax charge of $63 million primarily relating to the early termination of a vessel lease associated with WesternGeco's electromagnetic service offering as well as related assets, including a $30 million impairment related to an equity-method investment.
- In connection with the acquisition of Smith, Schlumberger recorded the following pretax charges: $56 million ($55 million after-tax) of merger-related transaction costs including advisory and legal fees, $41 million ($35 million after-tax) relating to employee benefits for change in control payments and retention bonuses and $38 million ($24 million after-tax) relating to the amortization of purchase accounting adjustments associated with the write-up of acquired inventory to its estimated fair value.

- $40 million pretax charge ($36 million after-tax) for the early termination of rig contracts and workforce reductions in Mexico due to the slowdown of project activity.
- Schlumberger repurchased $352 million of its 6.50% Notes due 2012 and, as a result, incurred a pretax charge of $28 million ($18 million after-tax).
- Schlumberger recorded a pretax gain of $1.27 billion ($1.24 billion after-tax) as a result of remeasuring its previously held 40% equity interest in the M-I SWACO joint venture. Refer to Note 4—*Acquisitions* for further details.

First quarter of 2010:

- Schlumberger incurred $35 million of pretax and after-tax merger-related costs in connection with the Smith and Geoservices transactions. These costs primarily consisted of advisory and legal fees.
- During March 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law in the United States. Among other things, the PPACA eliminates the tax deductibility of retiree prescription drug benefits to the extent of the Medicare Part D subsidy that companies, such as Schlumberger, receive. As a result of this change in law, Schlumberger recorded a $40 million charge to adjust its deferred tax assets to reflect the loss of this future tax deduction.

The following is a summary of 2010 Charges and Credits:

(Stated in millions)

	Pretax	Tax	Net	Consolidated Statement of Income Classification
Restructuring and Merger-related Charges:				
Severance and other	$ 90	$ 13	$ 77	*Restructuring & other*
Impairment relating to WesternGeco's first generation Q-Land acquisition system	78	7	71	*Restructuring & other*
Other WesternGeco-related charges	63	–	63	*Restructuring & other*
Professional fees and other	107	1	106	*Merger & integration*
Merger-related employee benefits	58	10	48	*Merger & integration*
Inventory fair value adjustments	153	56	97	*Cost of revenue -Oilfield Services*
Mexico restructuring	40	4	36	*Restructuring & other*
Repurchase of bonds	60	23	37	*Restructuring & other*
Total restructuring and merger-related charges	649	114	535	
Gain on investment in M-I SWACO	(1,270)	(32)	(1,238)	*Gain on Investment in M-I SWACO*
Impact of elimination of tax deduction related to Medicare Part D subsidy	–	(40)	40	*Taxes on income*
	$ (621)	$ 42	$ (663)	

2009

Second quarter of 2009:

- Schlumberger continued to reduce its global workforce as a result of the slowdown in oil and gas exploration and production spending and its effect on activity in the oilfield services sector. As a result of these actions, Schlumberger recorded a pretax charge of $102 million ($85 million after-tax). These workforce reductions were completed by the end of 2009.
- As a consequence of these workforce reductions, Schlumberger recorded pretax non-cash pension and other postretirement benefit curtailment charges of $136 million ($122 million after-tax). Refer to Note 18 – *Pension and Other Benefit Plans* for further details.

The following is a summary of these charges:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Workforce reductions	$102	$17	$ 85	*Restructuring & other*
Postretirement benefits curtailment	136	14	122	*Restructuring & other*
	$238	$31	$207	

4. Acquisitions

Acquisition of Smith International, Inc.

On August 27, 2010, Schlumberger acquired all of the outstanding shares of Smith, a leading supplier of premium products and services to the oil and gas exploration and production industry. The transaction brought together the complementary drilling and measurements technologies and expertise of Schlumberger and Smith in order to facilitate the engineering of complete drilling systems which optimize all of the components of the drill string. Such systems will enable Schlumberger's customers to achieve improved drilling efficiency, better well placement and increased wellbore assurance as they face increasingly more challenging environments. In addition, Schlumberger's geographic footprint will facilitate the extension of joint offerings on a worldwide basis.

Under the terms of the transaction, Smith became a wholly-owned subsidiary of Schlumberger. Each share of Smith common stock issued and outstanding immediately prior to the effective time of the acquisition was converted into the right to receive 0.6966 shares of Schlumberger common stock, with cash paid in lieu of fractional shares.

At the effective time of the acquisition, each outstanding option to purchase Smith common stock was converted into a stock option to acquire shares of Schlumberger common stock on the same terms and conditions as were in effect immediately prior to the completion of the transaction. The number of shares of Schlumberger common stock underlying each converted Smith stock option was determined by multiplying the number of Smith stock options by the 0.6966 exchange ratio, and rounding down to the nearest whole share. The exercise price per share of each converted Smith stock option was determined by dividing the per share exercise price of such stock option by the 0.6966 exchange ratio, and rounded up to the nearest whole cent. Smith stock options, whether or not then vested and exercisable, became fully vested and exercisable and assumed by Schlumberger at the effective date of the acquisition in accordance with preexisting change-in-control provisions. Smith stock options were converted into 0.6 million of Schlumberger stock options.

At the effective time of the acquisition, Smith restricted stock units, whether or not then vested, became fully vested (except for grants between the date of the acquisition agreement and closing, which were not significant and did not automatically vest) and were converted into shares of Schlumberger common stock, determined by multiplying the number of shares of Smith common stock subject to each award by the 0.6966 exchange ratio, rounded to the nearest whole share (assuming, in the case of performance-based Smith restricted stock unit awards, the deemed attainment of the performance goals under the award at the target level).

Smith's results of operations have been included in Schlumberger's financial statements for periods subsequent to the effective date of the acquisition. Smith contributed revenues of $3.3 billion and net income of $160 million (including the recurring effects of purchase accounting) to Schlumberger for the period from the closing of the transaction through December 31, 2010. Smith reported revenue of approximately $6.0 billion (unaudited) for the period from January 1, 2010 to August 27, 2010 and $8.2 billion in 2009.

Calculation of Consideration Transferred

The following details the fair value of the consideration transferred to effect the acquisition of Smith.

(Stated in millions, except exchange ratio and per share amounts)	
Number of shares of Smith common stock outstanding as of the acquisition date	248
Number of Smith unvested restricted stock units outstanding as of the acquisition date	4
	252
Multiplied by the exchange ratio	0.6966
Equivalent Schlumberger shares of common stock issued	176
Schlumberger closing stock price on August 27, 2010	$ 55.76
Common stock equity consideration	$ 9,812
Fair value of Schlumberger equivalent stock options issued	16
Total fair value of the consideration transferred	$ 9,828

Certain amounts reflect rounding adjustments

Allocation of Consideration Transferred to Net Assets Acquired

The following amounts represent the preliminary estimates of the fair value of identifiable assets acquired and liabilities assumed in the acquisition as of December 31, 2010.

	(Stated in millions)
Cash	$ 399
Receivables	1,831
Inventories (1)	2,013
Fixed assets	2,017
Intangible assets:	
Tradenames (weighted-average life of 25 years)	1,560
Technology (weighted-average life of 16 years)	1,170
Customer relationships (weighted average life of 23 years)	1,360
Other assets	429
Accounts payable and accrued liabilities	(1,460)
Long-term debt (2)	(2,141)
Deferred taxes (3)	(1,936)
Other liabilities	(528)
	$ 4,714
Less:	
Investment in M-I SWACO (4)	(1,429)
Noncontrolling interests	(111)
Total identifiable net assets	$ 3,174
Gain on investment in M-I SWACO (4)	(1,238)
Goodwill (5)	7,892
Total consideration transferred	$ 9,828

The preliminary allocation of the consideration transferred to net assets acquired presented in the table above was revised in 2011 to reflect the final allocations. The net result of adjustments made in 2011, which primarily related to deferred taxes and accrued liabilities, was to increase goodwill by $194 million.

(1) Schlumberger recorded an adjustment of approximately $155 million to write-up the acquired inventory to its estimated fair value. Schlumberger's cost of revenue reflected this increased valuation as this inventory was sold. Accordingly, Schlumberger's margins were temporarily reduced in the initial periods subsequent to the acquisition.

(2) In connection with the acquisition, Schlumberger assumed all of the debt obligations of Smith, including its long-term fixed rate notes consisting of the following: $220 million 6.75% Senior Notes due 2011, $300 million 8.625% Senior Notes due 2014, $275 million 6.00% Senior Notes due 2016 and $700 million 9.75% Senior Notes due 2019. Schlumberger recorded a $417 million adjustment to increase the carrying amount of these notes to their estimated fair value. This adjustment was being amortized as a reduction of interest expense over the remaining term of the respective obligations up until such notes were repurchased in the fourth quarter of 2010 and the first quarter of 2011.

(3) In connection with the acquisition accounting, Schlumberger provided deferred taxes related to, among other items, the estimated fair value adjustments for acquired inventory, intangible assets and assumed debt obligations. Included in the provisions for deferred taxes are amounts relating to the outside basis difference associated with shares in certain Smith non-US subsidiaries for which no taxes have previously been provided. Schlumberger expects to reverse the outside basis difference primarily through the reorganization of those subsidiaries as well as through repatriating earnings in lieu of permanently reinvesting them.

(4) Prior to the completion of the acquisition, Smith and Schlumberger operated M-I SWACO, a drilling fluids joint venture that was 40% owned by Schlumberger and 60% owned by Smith. Effective at the closing of the transaction, M-I SWACO became owned 100% by Schlumberger. As a result of obtaining control of this joint venture, Schlumberger was required under generally accepted accounting principles to remeasure its previously held equity interest in the joint venture at its acquisition-date fair value and recognize the resulting pretax gain of $1.3 billion ($1.2 billion after-tax) in earnings. This gain is classified as *Gain on Investment in M-I SWACO* in the *Consolidated Statement of Income*.

Prior to acquiring Smith, Schlumberger recorded income relating to this venture using the equity method of accounting. Schlumberger's equity income from this joint venture was $78 million in 2010 (representing the period from January 1, 2010 to August 27, 2010), and $131 million in 2009. Schlumberger received cash distributions from the joint venture of $50 million in 2010 and $106 million in 2009.

(5) The goodwill recognized is primarily attributable to expected synergies that will result from combining the operations of Schlumberger and Smith as well as intangible assets that do not qualify for separate recognition. Approximately $0.2 billion of the goodwill is deductible for income tax purposes.

Acquisition of Geoservices

On April 23, 2010, Schlumberger completed the acquisition of Geoservices, a privately owned oilfield services company specializing in mud logging, slickline and production surveillance operations, for $915 million in cash.

The purchase price has been allocated to the net assets acquired upon their estimated fair values as follows:

	(Stated in millions)
Cash	$ 26
Fixed assets	75
Goodwill	658
Intangible assets	377
Other assets	150
Long-term debt	(145)
Deferred taxes	(68)
Other liabilities	(158)
	$ 915

The long-term debt was repaid at the time of closing.

Intangible assets recorded in connection with this transaction, which primarily relate to customer relationships, will be amortized over a weighted average period of approximately 17 years. The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is not tax deductible for income tax purposes.

Other Acquisitions

Schlumberger has made other acquisitions and investments, none of which were significant on an individual basis, for cash payments, net of cash acquired, of $610 million during 2011, $212 million during 2010, and $514 million during 2009.

5. Inventory

A summary of inventory follows:

(Stated in millions)

As at December 31,	2011	2010
Raw materials & field materials	**$2,066**	$1,833
Work in process	**364**	249
Finished goods	**2,270**	1,722
	$4,700	$3,804

6. Fixed Assets

A summary of fixed assets follows:

(Stated in millions)

As at December 31,	2011	2010
Land	**$362**	$314
Buildings & improvements	**2,912**	2,631
Machinery & equipment	**24,404**	21,873
Seismic vessels	**1,873**	1,861
	29,551	26,679
Less accumulated depreciation	**16,558**	14,608
	$12,993	$12,071

The estimated useful lives of Buildings & improvements are primarily 30 to 40 years. The estimated useful lives of Machinery & equipment are primarily 5 to 10 years. Seismic vessels are depreciated over periods ranging from 20 to 30 years.

Depreciation expense relating to fixed assets was $2.7 billion, $2.4 billion and $2.1 billion in 2011, 2010 and 2009, respectively.

7. Multiclient Seismic Data

The change in the carrying amount of multiclient seismic data is as follows:

(Stated in millions)

	2011	2010
Balance at beginning of year	**$394**	$288
Capitalized in year	**289**	326
Charged to expense	**(258)**	(220)
	$425	$394

8. Goodwill

In connection with the change in reportable segments as discussed in Note 17—*Segment Information*, Schlumberger reallocated the goodwill that existed as of December 31, 2010 to the new reporting units on a relative fair value basis. The change in the carrying amount of goodwill during 2011 was as follows:

(Stated in millions)

	Reservoir Characterization	Drilling	Reservoir Production	Distribution	Total
Balance at January 1, 2011	$3,381	$8,150	$2,351	$70	$13,952
Adjustments relating to Smith acquisition	–	175	13	6	194
Other acquisitions	42	45	–	–	87
Divestiture of business	(51)	–	–	–	(51)
Impact of changes in exchange rates	(12)	(8)	(8)	–	(28)
Balance, December 31, 2011	$3,360	$8,362	$2,356	$76	$14,154

The change in the carrying amount of goodwill during 2010 was as follows:

	(Stated in millions)
Balance, January 1, 2010	$ 5,305
Acquisition of Smith	7,892
Other additions	761
Impact of change in exchange rates	(6)
Balance, December 31, 2010	$13,952

9. Intangible Assets

Intangible assets principally comprise technology/technical know-how, tradenames and customer relationships. At December 31, the gross book value and accumulated amortization of intangible assets were as follows:

(Stated in millions)

	2011			2010		
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Technology/Technical Know-How	**$1,875**	**$341**	**$1,534**	$1,846	$215	$1,631
Tradenames	**1,677**	**131**	**1,546**	1,678	61	1,617
Customer Relationships	**1,954**	**209**	**1,745**	1,963	129	1,834
Other	**356**	**299**	**57**	378	298	80
	$5,862	**$980**	**$4,882**	$5,865	$703	$5,162

Amortization expense was $325 million in 2011, $190 million in 2010 and $114 million in 2009.

The weighted average amortization period for all intangible assets is approximately 21 years.

Amortization expense for the subsequent five years is estimated to be as follows: 2012—$323 million, 2013—$304 million, 2014—$298 million, 2015—$287 million and 2016—$268 million.

10. Long-term Debt and Debt Facility Agreements

Long-term Debt consists of the following:

(Stated in millions)

As at December 31,	2011	2010
3.300% Senior Notes due 2021	**$1,595**	$–
4.50% Guaranteed Notes due 2014	**1,297**	1,319
2.75% Guaranteed Notes due 2015	**1,290**	1,310
1.950% Senior Notes due 2016	**1,099**	–
4.200% Senior Notes due 2021	**1,099**	–
5.25% Guaranteed Notes due 2013	**649**	659
2.650% Senior Notes due 2016	**498**	–
3.00% Guaranteed Notes due 2013	**450**	450
Floating Rate Senior Notes due 2014	**300**	–
9.75% Senior Notes due 2019	**–**	776
8.625% Senior Notes due 2014	**–**	272
6.00% Senior Notes due 2016	**–**	218
Commercial paper borrowings	**–**	367
Other variable rate debt	**271**	133
	8,548	5,504
Fair value adjustment – hedging (1)	**8**	13
	$8,556	$5,517

(1) Represents changes in the fair value of the portion of Schlumberger's fixed rate debt that is hedged through the use of interest rate swaps.

During the third quarter of 2011, Schlumberger issued $1.1 billion of 1.950% Senior Notes due 2016, $1.6 billion of 3.300% Senior Notes due 2021 and $300 million of Floating Rate Senior Notes due 2014 that bear interest at a rate equal to three-month LIBOR plus 55 basis points per year.

During the first quarter of 2011, Schlumberger issued $1.1 billion of 4.200% Senior Notes due 2021.

During the first quarter of 2011, Schlumberger issued $500 million of 2.650% Senior Notes due 2016. Schlumberger entered into agreements to swap these dollar notes for euros on the date of issue until maturity, effectively making this a euro denominated debt on which Schlumberger will pay interest in euros at a rate of 2.39%.

During the first quarter of 2011, Schlumberger repurchased all of the outstanding 9.75% Senior Notes due 2019, the 8.625% Senior Notes due 2014 and the 6.00% Senior Notes due 2016 for approximately $1.26 billion. These transactions did not result in any significant gains or losses.

During the third and fourth quarters of 2010, Schlumberger repurchased all of its $650 million 6.50% Notes due 2012.

Schlumberger maintains a €3.0 billion Euro Medium Term Note program that provides for the issuance of various types of debt instruments such as fixed or floating rate notes in euro, US dollar or other currencies. Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due 2015 in the fourth quarter of 2010 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%. Schlumberger also issued €1.0 billion 4.50% Guaranteed Notes due 2014 in the first quarter of 2009 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

During the third quarter of 2009, Schlumberger issued $450 million of 3.00% Guaranteed Notes due 2013.

Commercial paper borrowings outstanding at December 31, 2011 and 2010 include certain notes issued in currencies other than the US dollar which were swapped for US dollars and pounds sterling on the date of issue until maturity. Commercial paper borrowings are classified as long-term debt to the extent of their backup by available and unused committed credit facilities maturing in more than one year and to the extent it is Schlumberger's intent to maintain these obligations for longer than one year.

At December 31, 2011, Schlumberger had separate committed debt facility agreements aggregating $4.1 billion with commercial banks, of which $2.8 billion was available and unused. This included $3.5 billion of committed facilities which support commercial paper programs in the United States and Europe, of which $0.5 billion mature in December 2012 and $3.0 billion mature in July 2016. Interest rates and other terms of borrowing under these lines of credit vary from country to country. Borrowings under the commercial paper programs at December 31, 2011 were $0.9 billion ($1.9 billion at December 31, 2010). At December 31, 2011, all of the $0.9 billion of outstanding commercial paper borrowings were classified within *Long-term debt – current portion* in the *Consolidated Balance Sheet.*

A summary of *Long-term Debt* by currency, analyzed by Bonds and Notes, Commercial Paper (CP) and Other, at December 31 follows. As described in further detail above, the currencies are presented after taking into account currency swaps entered into on the date of issuance until maturity.

(Stated in millions)

	2011				2010			
	Bonds and Notes	CP	Other	Total	Bonds and Notes	CP	Other	Total
US dollar	$7,787	$–	$47	$7,834	$5,017	$–	$104	$5,121
Euro	498	–	151	649	–	183	–	183
Norwegian kroner	–	–	16	16	–	–	17	17
Pound sterling	–	–	–	–	–	184	–	184
Other	–	–	57	57	–	–	12	12
	$8,285	$–	$271	$8,556	$5,017	$367	$133	$5,517

The weighted average interest rate on variable rate debt as of December 31, 2011 was 2.8%.

Long-term Debt as of December 31, 2011, is due as follows: $1.168 billion in 2013, $1.605 billion in 2014, $1.297 billion in 2015, $1.792 billion in 2016 and $2.694 billion after 2016.

The fair value of Schlumberger's *Long-term Debt* at December 31, 2011 and December 31, 2010 was $8.9 billion and $5.6 billion, respectively, and was estimated based on quoted market prices.

Convertible Debentures

During 2003, Schlumberger Limited issued $450 million aggregate principal amount of 2.125% Series B Convertible Debentures due June 1, 2023. The Series B debentures were convertible into common stock at a conversion rate of 25.000 shares for each $1,000 of principal (equivalent to an initial conversion price of $40.00 per share).

At December 31, 2009, there were $321 million of the Series B debentures outstanding. During 2010, $320 million of these debentures were converted by holders into 8.0 million shares of Schlumberger common stock and the remaining $1 million of outstanding Series B convertible debentures were redeemed for cash. Consequently, there were no convertible debentures outstanding at December 31, 2010.

11. Derivative Instruments and Hedging Activities

Schlumberger is exposed to market risks related to fluctuations in foreign currency exchange rates, commodity prices and interest rates. To mitigate these risks, Schlumberger utilizes derivative instruments. Schlumberger does not enter into derivatives for speculative purposes.

Foreign Currency Exchange Rate Risk

As a multinational company, Schlumberger conducts its business in approximately 85 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 75% of Schlumberger's revenue in 2011 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens (strengthens) in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar—reported expenses will increase (decrease).

Schlumberger is exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to provide a hedge against a portion of these cash flow risks. These contracts are accounted for as cash flow hedges, with the effective portion of changes in the fair value of the hedge recorded on the *Consolidated Balance Sheet* and in *Accumulated other comprehensive loss.* Amounts recorded in *Accumulated other comprehensive loss* are reclassified into earnings in the same period or periods that the hedged item is recognized in earnings. The ineffective portion of changes in the fair value of hedging instruments, if any, is recorded directly to earnings.

At December 31, 2011, Schlumberger recognized a cumulative net $26 million loss in *Accumulated other comprehensive loss* relating to revaluation of foreign currency forward contracts and foreign currency options designated as cash flow hedges, the majority of which is expected to be reclassified into earnings within the next twelve months.

Schlumberger is also exposed to changes in the fair value of assets and liabilities, including certain of its long-term debt, which are denominated in currencies other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to hedge this exposure for certain currencies. The fair value of these contracts are recorded on the Consolidated Balance Sheet and changes in the fair value recognized in the Consolidated Statement of Income along with the change in fair value of the hedged item.

At December 31, 2011, contracts were outstanding for the US dollar equivalent of $6.9 billion in various foreign currencies, of which $3.9 billion relate to hedges of debt denominated in currencies other than the functional currency.

Commodity Price Risk

Schlumberger is exposed to the impact of market fluctuations in the price of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted metal purchases. The objective of these contracts is to reduce the variability of cash flows associated with the forecasted purchase of those commodities. These contracts do not qualify for hedge accounting treatment and therefore, changes in the fair value of the forward contracts are recorded directly to earnings.

At December 31, 2011, $27 million of commodity forward contracts were outstanding.

Interest Rate Risk

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates.

During the third quarter of 2009, Schlumberger entered into interest rate swaps relating to two of its debt instruments. The first swap was for a notional amount of $450 million in order to hedge changes in the fair value of Schlumberger's $450 million 3.00% Notes due 2013. Under the terms of this swap, Schlumberger receives interest at a fixed rate of 3.0% annually and will pay interest quarterly at a floating rate of three-month LIBOR plus a spread of 0.765%. This interest rate swap is designated as a fair value hedge of the underlying debt. This derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on changes in the fair value of the hedged debt. This results in no net gain or loss being recognized in the *Consolidated Statement of Income*.

The second swap was for a notional amount of $600 million in order to hedge a portion of the changes in fair value of Schlumberger's $650 million 6.50% Notes due 2012. Under the terms of this swap agreement, Schlumberger received interest at a fixed rate of 6.50% semi-annually and paid interest semi-annually at a floating rate of one-month LIBOR plus a spread of 4.84%. During the third and fourth quarters of 2010, Schlumberger repurchased all of the outstanding $650 million 6.50% Notes due 2012. Accordingly, this interest rate swap, which had previously been designated as a fair value hedge of the underlying debt, was settled during the fourth quarter and resulted in Schlumberger receiving proceeds of approximately $10 million.

At December 31, 2011, Schlumberger had fixed rate debt aggregating approximately $7.5 billion and variable rate debt aggregating approximately $2.4 billion, after taking into account the effects of the interest rate swaps.

The fair values of outstanding derivative instruments are summarized as follows:

	(Stated in millions)		
	Fair Value of Derivatives		
Derivative assets	Dec. 31, 2011	Dec. 31, 2010	**Consolidated Balance Sheet Classification**
Derivative designated as hedges:			
Foreign exchange contracts	$2	$4	*Other current assets*
Foreign exchange contracts	4	37	*Other Assets*
Interest rate swaps	9	14	*Other Assets*
	15	55	
Derivative not designated as hedges:			
Commodity contracts	–	3	*Other current assets*
Foreign exchange contracts	8	9	*Other current assets*
Foreign exchange contracts	9	9	*Other Assets*
	17	21	
	$32	$76	
Derivative Liabilities			
Derivative designated as hedges:			
Foreign exchange contracts	$47	$9	*Accounts payable and accrued liabilities*
Foreign exchange contracts	130	77	*Other Liabilities*
Interest rate swaps	–	7	*Accounts payable and accrued liabilities*
	177	93	
Derivative not designated as hedges:			
Commodity contracts	3	–	*Accounts payable and accrued liabilities*
Foreign exchange contracts	9	14	*Accounts payable and accrued liabilities*
	12	14	
	$189	$107	

The fair value of all outstanding derivatives is determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable data.

The effect of derivative instruments designated as fair value hedges and not designated as hedges on the *Consolidated Statement of Income* was as follows:

	(Stated in millions) Gain (Loss) Recognized in Income			
	2011	**2010**	**2009**	**Consolidated Statement of Income Classifiaction**
Derivatives designated as fair value hedges:				
Foreign exchange contracts	$ –	$ (8)	$105	*Cost of revenue - Oilfield Services*
Interest rate swaps	9	22	6	*Interest expense*
	$ 9	$ 14	$111	
Derivatives not designated as hedges:				
Foreign exchange contracts	$(17)	$(13)	$ 32	*Cost of revenue - Oilfield Services*
Commodity contracts	(5)	1	2	*Cost of revenue - Oilfield Services*
	$(22)	$(12)	$ 34	

The effect of derivative instruments in cash flow hedging relationships on income and *Accumulated other comprehensive loss* (AOCL) was as follows:

	(Stated in millions) Gain (Loss) Reclassified from AOCL into Income			
	2011	**2010**	**2009**	**Consolidated Statement of Income Classification**
Foreign exchange contracts	$(25)	$(260)	$ 95	*Cost of revenue - Oilfield Services*
Foreign exchange contracts	17	(14)	(15)	*Research & engineering*
	$ (8)	$(274)	$ 80	

	(Stated in millions)		
	Gain (Loss) Recognized in AOCL		
	2011	2010	2009
Foreign exchange contracts	**$79**	$(269)	$223

12. Stockholders' Equity

Schlumberger is authorized to issue 4,500,000,000 shares of common stock, par value $0.01 per share, of which 1,333,775,406 and 1,361,171,428 shares were outstanding on December 31, 2011 and 2010, respectively. Schlumberger is also authorized to issue 200,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued. Holders of common stock are entitled to one vote for each share of stock held.

Accumulated Other Comprehensive Loss consists of the following:

	(Stated in millions)		
	2011	**2010**	**2009**
Currency translation adjustments	**$ (993)**	$ (912)	$ (886)
Fair value of derivatives	**(26)**	45	40
Pension and other postretirement benefit plans	**(2,538)**	(1,901)	(1,828)
	$(3,557)	$(2,768)	$(2,674)

13. Stock Compensation Plans

Schlumberger has three types of stock-based compensation programs: stock options, a restricted stock and restricted stock unit program (collectively referred to as "restricted stock") and a discounted stock purchase plan ("DSPP").

Stock Options

Key employees are granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price equals the average of the high and low sales prices of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in increments over four or five years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and resulting weighted-average fair value per share:

	2011	**2010**	**2009**
Dividend yield	**1.2%**	1.3%	1.2%
Expected volatility	**37%**	35%	34%
Risk free interest rate	**2.8%**	2.9%	2.2%
Expected option life in years	**6.9**	6.9	6.9
Weighted-average fair value per share	**$31.38**	$24.13	$13.92

The following table summarizes information concerning options outstanding and options exercisable by five ranges of exercise prices as of December 31, 2011:

(Shares stated in thousands)

Exercise prices range	Options Outstanding			Options Exercisable	
	Options Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Options Exercisable	Weighted-average exercise price
$19.04 - $32.46	2,764	0.99	$27.35	2,764	$27.35
$32.62 - $37.85	5,921	6.67	$37.43	2,109	$36.69
$39.08 - $55.69	6,116	5.00	$52.71	4,929	$53.45
$56.61 - $74.00	11,223	7.19	$65.09	4,199	$62.50
$83.89 - $110.78	14,003	8.02	$86.08	2,885	$89.48
	40,027	6.64	$63.84	16,886	$55.49

The weighted average remaining contractual life of stock options exercisable as of December 31, 2011 was 4.7 years. The following table summarizes stock option activity during the years ended December 31, 2011, 2010 and 2009:

(Shares stated in thousands)

	2011		2010		2009	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	**37,499**	**$55.33**	35,500	$50.30	32,301	$50.36
Granted	**9,528**	**$84.29**	8,283	$66.67	7,981	$40.87
Assumed in Smith transaction	**–**	**$ –**	581	$28.77	–	$ –
Exercised	**(5,470)**	**$42.36**	(5,962)	$37.60	(3,851)	$29.00
Forfeited	**(1,530)**	**$58.82**	(903)	$61.28	(931)	$58.82
Outstanding at year-end	**40,027**	**$63.84**	37,499	$55.33	35,500	$50.30

The aggregate intrinsic value of stock options outstanding as of December 31, 2011 was approximately $428 million.

The aggregate intrinsic value of stock options exercisable as of December 31, 2011 was approximately $278 million.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009, was $246 million, $188 million and $103 million, respectively.

Restricted Stock

Restricted stock awards generally vest at the end of three years. There have not been any grants to date that are subject to performance-based vesting.

The following table summarizes information about restricted stock transactions:

(Shares stated in thousands)

	2011		2010		2009	
	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at beginning of year	**2,223**	**$64.27**	1,343	$62.75	1,701	$66.49
Granted	**1,136**	**84.61**	1,261	65.79	304	48.14
Vested	**(767)**	**67.36**	(286)	63.92	(580)	65.15
Forfeited	**(159)**	**72.51**	(95)	64.16	(82)	69.23
Unvested at end of year	**2,433**	**$72.25**	2,223	$64.27	1,343	$62.75

Discounted Stock Purchase Plan

Under the terms of the DSPP, employees can choose to have a portion of their earnings withheld, subject to certain restrictions, to purchase Schlumberger common stock. The purchase price of the stock is 92.5% of the lower of the stock price at the beginning or end of the plan period at six-month intervals.

The fair value of the employees' purchase rights under the DSPP was estimated using the Black-Scholes model with the following assumptions and resulting weighted average fair value per share:

	2011	2010	2009
Dividend yield	**1.2%**	1.6%	1.1%
Expected volatility	**28%**	36%	44%
Risk free interest rate	**0.2%**	0.3%	0.3%
Weighted average fair value per share	**$12.83**	$10.30	$9.76

Total Stock-based Compensation Expense

The following summarizes stock-based compensation expense recognized in income:

(Stated in millions)

	2011	2010	2009
Stock options	**$176**	$121	$118
Restricted stock	**60**	44	32
DSPP	**36**	33	36
	$272	$198	$186

At December 31, 2011, there was $527 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements of which $218 million is expected to be recognized in 2012, $152 million in 2013, $101 million in 2014, $53 million in 2015 and $3 million in 2016.

14. Income Taxes

Schlumberger operates in more than 100 jurisdictions, where statutory tax rates generally vary from 0% to 50%.

Income from continuing operations before taxes which were subject to United States and non-United States income taxes for each of the three years ended December 31, was as follows:

(Stated in millions)

	2011	2010	2009
United States	**$2,325**	$ 638	$ 86
Outside United States	**4,013**	4,518	3,848
	$6,338	$5,156	$3,934

Schlumberger recorded $225 million of pretax charges in 2011 ($106 million in the US and $119 million outside the US). Schlumberger recorded $621 million of net pretax credits in 2010 ($226 million of net charges in the US and $847 million of net credits outside the US) and $238 million of pretax charges in 2009 ($73 million in the US and $165 million outside the US). These charges and credits are included in the table above and are more fully described in Note 3 – *Charges and Credits*.

The components of net deferred tax assets (liabilities) were as follows:

	(Stated in millions)	
	2011	2010
Postretirement benefits	**$ 440**	$ 327
Intangible assets	**(1,498)**	(1,674)
Investments in non-US subsidiaries	**(349)**	(353)
Other, net	**132**	115
	$(1,275)	$(1,585)

The above deferred tax balances at December 31, 2011 and 2010 were net of valuation allowances relating to net operating losses in certain countries of $239 million and $263 million, respectively.

The components of *Taxes on income* were as follows:

	(Stated in millions)		
	2011	2010	2009
Current:			
United States – Federal	**$ 842**	$ 76	$(191)
United States – State	**45**	14	(6)
Outside United States	**693**	909	594
	$1,580	$ 999	$ 397
Deferred:			
United States – Federal	**$ (80)**	$ 183	$ 247
United States – State	**(7)**	2	13
Outside United States	**73**	(281)	86
Valuation allowance	**(21)**	(13)	27
	$ (35)	$(109)	$ 373
Consolidated taxes on income	**$1,545**	$ 890	$ 770

A reconciliation of the United States statutory federal tax rate (35%) to the consolidated effective tax rate is:

	2011	2010	2009
US statutory federal rate	**35%**	35%	35%
Non-US income taxed at different rates	**(10)**	(14)	(16)
Charges and credit (See Note 3)	**—**	(3)	1
Other	**(1)**	(1)	—
Effective income tax rate	**24%**	17%	20%

Schlumberger conducts business in more than 100 tax jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Schlumberger's tax filings are subject to regular audit by the tax authorities. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions for the years ended December 31, 2011, 2010 and 2009 is as follows:

	(Stated in millions)		
	2011	2010	2009
Balance at beginning of year	**$1,338**	$1,026	$ 877
Additions based on tax positions related to the current year	**153**	190	178
Additions for tax positions of prior years	**49**	8	36
Additions related to acquisitions	**48**	288	—
Impact of changes in exchange rates	**(18)**	(3)	39
Settlements with tax authorities	**(77)**	(36)	(16)
Reductions for tax positions of prior years	**(102)**	(99)	(68)
Reductions due to the lapse of the applicable statute of limitations	**(38)**	(36)	(20)
Balance at end of year	**$1,353**	$1,338	$1,026

The amounts above exclude accrued interest and penalties of $225 million, $210 million and $168 million at December 31, 2011, 2010 and 2009 respectively.

Schlumberger classifies interest and penalties relating to uncertain tax positions within *Taxes on income* in the *Consolidated Statement of Income*. During 2011, 2010 and 2009, Schlumberger recognized approximately $15 million, $42 million and $32 million in interest and penalties, respectively.

The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the most significant jurisdictions in which Schlumberger operates:

Brazil	2005 – 2011
Canada	2004 – 2011
Mexico	2006 – 2011
Norway	2003 – 2011
Russia	2008 – 2011
Saudi Arabia	2001 – 2011
United Kingdom	2009 – 2011
United States	2005 – 2011

In certain of the jurisdictions noted above, Schlumberger operates through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, it is important to note that tax years are technically not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

15. Leases and Lease Commitments

Total rental expense was $1.6 billion in 2011, $1.2 billion in 2010, and $1.0 billion in 2009. Future minimum rental commitments under noncancelable operating leases for each of the next five years are as follows:

	(Stated in millions)
2012	$ 313
2013	239
2014	181
2015	150
2016	105
Thereafter	441
	$1,429

16. Contingencies

In 2007, Schlumberger received an inquiry from the United States Department of Justice ("DOJ") related to the DOJ's investigation of whether certain freight forwarding and customs clearance services of Panalpina, Inc., and other companies provided to oil and oilfield service companies, including Schlumberger, violated the Foreign Corrupt Practices Act. Schlumberger is cooperating with the governmental authorities.

In 2009, Schlumberger learned that United States officials began a grand jury investigation and an associated regulatory inquiry, both related to certain Schlumberger operations in specified countries that are subject to United States trade and economic sanctions. Also in 2009, prior to being acquired by Schlumberger, Smith received an administrative subpoena with respect to its historical business practices in certain countries that are subject to United States trade and economic sanctions. Schlumberger is cooperating with the governmental authorities.

On April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig *Deepwater Horizon*, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. Pursuant to a contract between M-I SWACO and BP, M-I SWACO provided certain services under the direction of BP. A number of legal actions, certain of which name an M-I SWACO entity as a defendant, have been filed in connection with the *Deepwater Horizon* incident, and additional legal actions may be filed in the future. Based on information currently known, the amount of any potential loss attributable to M-I SWACO with respect to potential liabilities related to the incident would not be material to Schlumberger's consolidated financial statements.

Schlumberger and its subsidiaries are party to various other legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss is remote. However, litigation is inherently uncertain and it is not possible to predict the ultimate disposition of these proceedings.

17. Segment Information

Schlumberger previously reported its results on the basis of five business segments – Schlumberger Oilfield Services, WesternGeco, M-I SWACO, Smith Oilfield and Distribution and by geographical areas within Schlumberger Oilfield Services. As a result of the acquisitions of Smith and Geoservices, the range of Schlumberger's activities comprising exploration and production services is so broad that it has changed the primary way in which it allocates resources and assesses performance. Consequently, effective with the first quarter of 2011, Schlumberger changed its primary reporting to product group segments (the "Groups").

The Groups are as follows:

- ***Reservoir Characterization Group*** – Consists of the principal technologies involved in finding and defining hydrocarbon deposits. These include WesternGeco, Wireline, Testing Services, Schlumberger Information Services and Data & Consulting Services.
- ***Drilling Group*** – Consists of the principal technologies involved in the drilling and positioning of oil and gas wells and is comprised of Bits & Advanced Technologies, M-I SWACO, Geoservices, Drilling & Measurements, PathFinder, Drilling Tools & Remedial, Dynamic Pressure Management and Integrated Project Management well construction projects.
- ***Reservoir Production Group*** – Consists of the principal technologies involved in the lifetime production of oil and gas reservoirs and includes Well Services, Completions, Artificial Lift, Well Intervention, Subsea, Water Services, Carbon Services and the Schlumberger Production Management field production projects.

The Groups are collectively referred to as "Oilfield Services". Additionally, Schlumberger also reports the Distribution business, acquired in the Smith transaction, as a separate segment.

All prior period segment disclosures have been recast to reflect the new segments.

Financial information for the years ended December 31, 2011, 2010 and 2009, by segment, is as follows:

(Stated in millions)

	2011				
	Revenue	**Income before taxes**	**Assets**	**Depn. & Amortn.**	**Capital Expenditures**
OILFIELD SERVICES					
Reservoir Characterization	$ 9,929	$2,449	$ 7,621	$1,285	$1,057
Drilling	14,248	2,275	9,268	1,026	1,460
Reservoir Production	12,748	2,616	7,834	598	1,343
Eliminations & other (1)	34	(35)	1,956	163	148
	36,959	7,305	26,679	3,072	4,008
DISTRIBUTION	2,621	103	939	6	8
Eliminations	(40)	—			
	2,581	103			
Goodwill and intangible assets			19,036		
All other assets			2,198		
Corporate (2)		(592)	6,349	203	
Interest income (3)		37			
Interest expense (4)		(290)			
Charges & credits (5)		(225)			
	$39,540	$6,338	$55,201	$3,281	$4,016

(Stated in millions)

	2010				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$ 9,321	$2,321	$ 7,338	$1,246	$ 885
Drilling	8,230	1,334	8,490	756	968
Reservoir Production	9,053	1,368	6,119	536	824
Eliminations & other (1)	69	48	1,801	142	234
	26,673	5,071	23,748	2,680	2,911
DISTRIBUTION	774	29	780	2	2
Goodwill and intangible assets			19,114		
All other assets			1,580		
Corporate (2)		(405)	6,545	77	1
Interest income (3)		43			
Interest expense (4)		(202)			
Charges & credits (5)		620			
	$27,447	$5,156	$51,767	$2,759	$2,914

(Stated in millions)

	2009				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$ 9,502	$2,559	$ 7,090	$1,221	$1,085
Drilling	5,881	1,245	3,628	620	470
Reservoir Production	7,282	780	5,006	503	632
Eliminations & other (1)	37	51	2,117	121	203
	22,702	4,635	17,841	2,465	2,390
Goodwill and intangible assets			6,091		
All other assets			1,873		
Corporate (2)		(327)	7,660	11	5
Interest income (3)		52			
Interest expense (4)		(188)			
Charges & credits (5)		(238)			
	$22,702	$3,934	$33,465	$2,476	$2,395

(1) Includes certain headquarter administrative costs which are not allocated to the segments, and certain other operations and other cost and income items maintained at the Oilfield Services level.

(2) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items. Corporate assets consist of cash, short-term investments, fixed income investments, held to maturity and investments in affiliates.

(3) Interest income excludes amounts which are included in the segments' income (2011—$3 million: 2010—$7 million; 2009—$10 million).

(4) Interest expense excludes amounts which are included in the segments' income (2011—$8 million; 2010—$5 million; 2009—$33 million).

(5) See Note 3 – *Charges and Credits*.

Segment assets consist of receivables, inventories, fixed assets and multiclient seismic data.
Depreciation & Amortization includes multiclient seismic data costs.

Revenue for the years ended December 31, 2011, 2010 and 2009, by geographic area is as follows:

	(Stated in millions)		
	2011	2010	2009
OILFIELD SERVICES			
North America	$12,273	$ 6,729	$ 4,217
Latin America	6,453	4,985	4,552
Europe/CIS/Africa	9,761	8,024	7,737
Middle East & Asia	8,065	6,650	5,961
Eliminations & other	407	285	235
	36,959	26,673	22,702
DISTRIBUTION	2,581	774	—
	$39,540	$27,447	$22,702

Revenue is based on the location of where services are provided. Approximately 99% and 97% of Distribution's revenue in 2011 and 2010, respectively, was generated in North America.

During each of the three years ended December 31, 2011, 2010 and 2009, no single customer exceeded 10% of consolidated revenue.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. Revenue in the United States in 2011, 2010 and 2009 was $12.7 billion, $6.5 billion and $3.7 billion, respectively.

Fixed Assets less accumulated depreciation by geographic area are as follows:

	(Stated in millions)		
	2011	2010	2009
OILFIELD SERVICES			
North America	**$ 4,220**	$ 3,624	$2,229
Latin America	**1,472**	1,274	995
Europe/CIS/Africa	**3,324**	3,310	2,763
Middle East & Asia	**2,233**	2,004	1,797
Unallocated (1)	**1,744**	1,859	1,876
	$12,993	$12,071	$9,660

(1) Represents seismic vessels, including the related on-board equipment, which frequently transition between geographic areas.

18. Pension and Other Benefit Plans

Pension Plans

Schlumberger sponsors several defined benefit pension plans that cover substantially all US employees hired prior to October 1, 2004. The benefits are based on years of service and compensation, on a career-average pay basis.

In addition to the United States defined benefit pension plans, Schlumberger sponsors several other international defined benefit pension plans. The most significant of these international plans are the International Staff Pension Plan and the UK pension plan (collectively, the "International plans"). The International Staff Pension Plan covers certain international employees and is based on years of service and compensation on a career-average pay basis. The UK plan covers employees hired prior to April 1, 1999, and is based on years of service and compensation, on a final salary basis.

The weighted-average assumed discount rate, compensation increases and the expected long-term rate of return on plan assets used to determine the net pension cost for the US and International plans were as follows:

	US			International		
	2011	2010	2009	2011	2010	2009
Discount rate	**5.50%**	6.00%	6.94%	**5.47%**	5.89%	6.81%
Compensation increases	**4.00%**	4.00%	4.00%	**4.91%**	4.93%	4.93%
Return on plan assets	**7.50%**	8.50%	8.50%	**7.50%**	8.00%	8.00%

Net pension cost for 2011, 2010 and 2009 included the following components:

(Stated in millions)

	US			International		
	2011	**2010**	**2009**	**2011**	**2010**	**2009**
Service cost—benefits earned during the period	**$ 59**	$ 56	$ 52	**$ 64**	$ 51	$ 67
Interest cost on projected benefit obligation	**150**	142	143	**226**	208	189
Expected return on plan assets	**(170)**	(191)	(166)	**(279)**	(228)	(181)
Amortization of net loss	**90**	60	29	**31**	19	—
Amortization of prior service cost	**12**	4	5	**120**	113	117
	141	71	63	**162**	163	192
Curtailment charge	**—**	—	32	**—**	—	98
	$ 141	$ 71	$ 95	**$ 162**	$ 163	$ 290

During 2009, due to the actions taken by Schlumberger to reduce its global workforce (See Note 3 – *Charges and Credits*), Schlumberger experienced a significant reduction in the expected aggregate years of future service of its employees in certain of its pension plans and its postretirement medical plan. Accordingly, Schlumberger recorded a curtailment charge of $136 million during the second quarter of 2009 ($130 million relating to the pension plans and $6 million relating to the postretirement medical plan). The curtailment charge includes recognition of the change in benefit obligations as well as a portion of the previously unrecognized prior service costs, reflecting the reduction in expected future service for the impacted plans. As a result of the curtailment, Schlumberger performed a remeasurement of the impacted plans using a discount rate of 7.25%.

The weighted-average assumed discount rate and compensation increases used to determine the projected benefit obligations for the US and International plans were as follows:

	US		International	
	2011	**2010**	**2011**	**2010**
Discount rate	**5.00%**	5.50%	**4.95%**	5.47%
Compensation increases	**4.00%**	4.00%	**4.91%**	4.91%

The changes in the projected benefit obligation, plan assets and funded status of the plans were as follows:

(Stated in millions)

	US		International	
	2011	2010	2011	2010
Change in Projected Benefit Obligations				
Projected benefit obligation at beginning of year	**$2,769**	$2,439	**$4,088**	$3,518
Service cost	**59**	56	**64**	51
Interest cost	**150**	142	**226**	208
Contributions by plan participants	**–**	–	**102**	76
Actuarial losses	**225**	172	**321**	310
Currency effect	**–**	–	**(8)**	(28)
Benefits paid	**(130)**	(122)	**(127)**	(121)
Plan amendments	**–**	82	**–**	74
Projected benefit obligation at end of year	**$3,073**	$2,769	**$4,666**	$4,088
Change in Plan Assets				
Plan assets at fair value at beginning of year	**$2,635**	$2,254	**$3,764**	$2,976
Actual return on plan assets	**78**	316	**–**	426
Currency effect	**–**	–	**(6)**	(26)
Company contributions	**72**	187	**364**	433
Contributions by plan participants	**–**	–	**102**	76
Benefits paid	**(130)**	(122)	**(127)**	(121)
Plan assets at fair value at end of year	**$2,655**	$2,635	**$4,097**	$3,764
Unfunded Liability	**$ (418)**	$ (134)	**$ (569)**	$ (324)
Amounts Recognized in Balance Sheet				
Postretirement Benefits	**$ (418)**	$ (134)	**$ (569)**	$ (367)
Other Assets	**–**	–	**–**	43
	$ (418)	$ (134)	**$ (569)**	$ (324)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Actuarial losses	**$1,048**	$ 819	**$1,002**	$ 447
Prior service cost	**101**	114	**729**	840
	$1,149	$ 933	**$1,731**	$1,287
Accumulated benefit obligation	**$2,861**	$2,568	**$4,336**	$3,785

The unfunded liability represents the difference between the plan assets and the projected benefit obligation ("PBO"). The PBO represents the actuarial present value of benefits based on employee service and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation, but does not include an assumption about future compensation levels.

The weighted-average allocation of plan assets and the target allocation by asset category are as follows:

	US			International		
	Target	2011	2010	Target	2011	2010
Equity securities	**45 – 50%**	**47%**	52%	**50 – 70%**	**51%**	61%
Debt securities	**33 –43**	**39**	40	**25 – 35**	**38**	31
Cash and cash equivalents	**0 – 2**	**6**	2	**0 – 2**	**4**	3
Alternative investments	**0 – 10**	**8**	6	**0 – 20**	**7**	5
	100%	**100%**	100%	**100%**	**100%**	100%

Schlumberger's investment policy includes various guidelines and procedures designed to ensure that assets are prudently invested in a manner necessary to meet the future benefit obligation of the pension plans. The policy does not permit the direct investment of plan assets in any Schlumberger security. Schlumberger's investment horizon is long-term and accordingly the target asset allocations encompass a strategic, long-term perspective of capital markets, expected risk and return behavior and perceived future economic conditions. The key investment principles of diversification, assessment of risk and targeting the optimal expected returns for given levels of risk are applied. The target asset allocation is reviewed periodically and is determined based on a long-term projection of capital market outcomes, inflation rates, fixed income yields, returns, volatilities and correlation relationships. The inclusion of any given asset class in the target asset allocation is considered in relation to its impact on the overall risk/return

characteristics as well as its impact on the overall investment return. As part of its strategy, Schlumberger may utilize certain derivative instruments, such as options, futures, swaps and forwards, within the plans to manage risks (currency, interest rate, etc.), as a substitute for physical securities or to obtain exposure to different markets.

Asset performance is monitored frequently with an overall expectation that plan assets will meet or exceed the weighted index of its target asset allocation and component benchmark over rolling five-year periods.

The expected long-term rate of return on assets assumptions reflect the average rate of earnings expected on funds invested or to be invested. The assumptions have been determined by reflecting expectations regarding future rates of return for the portfolio considering the asset allocation and related historical rates of return. The appropriateness of the assumptions is reviewed annually.

The fair value of Schlumberger's pension plan assets at December 31, 2011 and 2010, by asset category, are presented below and were determined based on valuation techniques categorized as follows:

- Level One: The use of quoted prices in active markets for identical instruments.
- Level Two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level Three: The use of significantly unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

(Stated in millions)

	US Plan Assets							
	2011				2010			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Category:								
Cash and Cash Equivalents	$ 147	$ 39	$ 108	$ –	$ 67	$ 35	$ 32	$ –
Equity Securities:								
US[a]	806	471	335		885	635	250	
International[b]	453	369	84		473	370	103	
Debt Securities:								
Corporate bonds[c]	340		340		220		220	
Government and government-related debt securities[d]	545	146	399		554	148	406	
Government agency collateralized mortgage obligations and mortgage backed securities[e]	96		96		201		201	
Other collateralized mortgage obligations and mortgage-backed securities[f]	58		58		67		67	
Alternative Investments:								
Private equity[g]	160			160	128			128
Real estate[h]	50			50	40			40
Total	$2,655	$1,025	$1,420	$210	$2,635	$1,188	$1,279	$168

(Stated in millions)

	International Plan Assets							
	2011				2010			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Catergory:								
Cash and Cash Equivalents	$ 152	$ 152	$ –	$ –	$ 106	$ 106	$ –	$ –
Equity Securities:								
US[(a)]	1,170	1,018	152		1,268	1,117	151	
International[(b)]	937	651	286		1,031	1,031		
Debt Securities:								
Corporate bonds[(c)]	399		399		289	15	274	
Government and government-related[(d)]	808	551	257		693	365	328	
Government agency collateralized mortgage obligations and mortgage backed securities[(e)]	268	190	78		125	44	81	
Other collateralized mortgage obligations and mortgage-backed securities[(f)]	93		93		74		74	
Alternative Investments:								
Private equity[(g)]	150			150	114			114
Real estate[(h)]	62			62	64			64
Other	58			58				
Total	$4,097	$2,562	$1,265	$270	$3,764	$2,678	$908	$178

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the US and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Corporate bonds consist primarily of investment grade bonds from diversified industries.

(d) Government and government-related debt securities are comprised primarily of inflation protected US treasuries and, to a lesser extent, other government-related securities.

(e) Government agency collateralized mortgage obligations and mortgage backed-securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by governmental and quasi-governmental entities.

(f) Other collateralized mortgage obligations and mortgage-backed securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by private entities.

(g) Private equity includes investments in several fund of funds limited partnerships.

(h) Real estate primarily includes investments in real estate limited partnerships, concentrated in commercial real estate.

The funding policy is to annually contribute amounts that are based upon a number of factors including the actuarial accrued liability, amounts that are deductible for income tax purposes, legal funding requirements and available cash flow. Schlumberger currently anticipates contributing approximately $600 million to its postretirement benefit plans in 2012, subject to market and business conditions.

Postretirement Benefits Other than Pensions

Schlumberger provides certain health care benefits to former US employees who have retired.

The actuarial assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the US postretirement medical plan were as follows:

	Benefit Obligation at December 31,		Net Periodic Benefit Cost for the year		
	2011	2010	2011	2010	2009
Discount rate	**5.00%**	5.50%	**5.50%**	6.00%	6.94%
Return on plan assets	**–**	–	**7.00%**	8.00%	8.00%
Current medical cost trend rate	**8.00%**	8.00%	**8.00%**	8.00%	8.00%
Ultimate medical cost trend rate	**5.00%**	5.00%	**5.00%**	5.00%	5.00%
Year that the rate reaches theultimate trend rate	**2018**	2017	**2017**	2016	2015

The net periodic benefit cost for the US postretirement medical plan included the following components:

(Stated in millions)

	2011	2010	2009
Service cost – benefits earned during the period	**$ 24**	$ 23	$ 19
Interest cost on projected benefit obligation	**57**	58	56
Expected return on plan assets	**(20)**	(6)	(2)
Amortization of prior service credit	**(12)**	(21)	(25)
Amortization of net loss	**13**	11	3
	62	65	51
Curtailment charge	**–**	–	6
	$ 62	$ 65	$ 57

The changes in the accumulated postretirement benefit obligation, plan assets and funded status were as follows:

(Stated in millions)

	2011	2010
Change in Accumulated Postretirement Benefit Obligation		
Benefit obligation at beginning of year	**$1,051**	$ 991
Service cost	**24**	23
Interest cost	**57**	58
Contributions by plan participants	**6**	4
Actuarial losses	**90**	8
Benefits paid	**(40)**	(33)
Benefit obligation at end of year	**$1,188**	$1,051
Change in Plan Assets		
Plan assets at fair value at beginning of year	**$ 290**	$ 58
Company contributions	**165**	248
Contributions by plan participants	**6**	5
Benefits paid	**(40)**	(33)
Actual return on plan assets	**22**	12
Plan assets at fair value at end of year	**$ 443**	$ 290
Unfunded Liability	**$ (745)**	$ (761)
Amounts Recognized in Accumulated Other Comprehensive Loss		
Actuarial losses	**$ 286**	$ 212
Prior service cost	**(24)**	(35)
	$ 262	$ 177

The unfunded liability is included in Postretirement Benefits in the Consolidated Balance Sheet.

The assets of the US postretirement medical plan are invested 60% in US equity securities and 40% in government and government-related debt securities. The fair value of these assets were determined based on quoted prices in active markets for identical instruments.

Assumed health care cost trend rates have a significant effect on the amounts reported for the US postretirement medical plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

(Stated in millions)	One percentage point increase	One percentage point decrease
Effect on total service and interest cost components	$ 16	$ (13)
Effect on accumulated postretirement benefit obligation	$196	$(160)

Other Information

The expected benefits to be paid under the US and International pension plans as well as the postretirement medical plan (which is disclosed net of the annual Medicare Part D subsidy, which ranges from $3 million to $6 million per year) were as follows:

(Stated in millions)	Pension Benefits		Postretirement Medical Plan
	US	International	
2012	$135	$ 156	$ 45
2013	139	168	49
2014	143	183	52
2015	149	197	55
2016	155	215	59
2017-2021	911	1,250	352

Included in *Accumulated other comprehensive loss* at December 31, 2011 are non-cash pretax charges which have not yet been recognized in net periodic benefit cost. The estimated amounts that will be amortized from the estimated portion of each component of *Accumulated other comprehensive loss* which is expected to be recognized as a component of net periodic benefit cost during the year-ending December 31, 2012 are as follows:

(Stated in millions)	Pension Plans	Postretirement Medical Plan
Net actuarial losses	$104	$18
Prior service cost (credit)	$132	$(8)

In addition to providing defined pension benefits and a postretirement medical plan, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing and defined contribution pension plans. Expenses for these programs were $582 million, $403 million and $418 million in 2011, 2010 and 2009, respectively.

19. Supplementary Information

Cash paid for interest and income taxes was as follows:

(Stated in millions)	2011	2010	2009
Interest	$ 294	$234	$249
Income taxes	$1,836	$571	$665

Accounts payable and accrued liabilities are summarized as follows:

(Stated in millions)	2011	2010
Payroll, vacation and employee benefits	$1,597	$1,414
Trade	3,389	2,649
Other	2,593	2,425
	$7,579	$6,488

Interest and other income, net includes the following:

	(Stated in millions)		
	2011	**2010**	**2009**
Interest income	**$ 40**	$ 50	$ 61
Equity in net earnings of affiliated companies:			
M-I SWACO	**–**	78	131
Others	**89**	86	78
Other	**–**	–	3
	$129	$214	$273

Allowance for doubtful accounts is as follows:

	(Stated in millions)		
	2011	**2010**	**2009**
Balance at beginning of year	**$185**	$160	$133
Provision	**37**	38	54
Amounts written off	**(45)**	(13)	(27)
Balance at end of year	**$177**	$185	$160

Discontinued Operations

During the second quarter of 2011, Schlumberger completed the divestiture of its Global Connectivity Services business for approximately $385 million in cash. An after-tax gain of $220 million was recognized in connection with this transaction, and is classified in *Income (loss) from discontinued operations* in the *Consolidated Statement of Income*. The historical results of this business were not significant to Schlumberger's consolidated financial statements and, as such, have not been reclassified to discontinued operations.

During the fourth quarter of 2009, Schlumberger recorded a net $22 million charge related to the resolution of a customs assessment pertaining to its former offshore contract drilling business, as well as the resolution of certain contingencies associated with other previously disposed of businesses. This amount is included in *Income (loss) from discontinued operations* in the *Consolidated Statement of Income*.

Management's Report on Internal Control Over Financial Reporting

Schlumberger management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) of the Securities Exchange Act of 1934, as amended. Schlumberger's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schlumberger management assessed the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment Schlumberger's management has concluded that, as of December 31, 2011, its internal control over financial reporting is effective based on those criteria.

The effectiveness of Schlumberger's internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Houston, Texas
February 1, 2012

Quarterly Results

(Unaudited)

The following table summarizes Schlumberger's results by quarter for the years ended December 31, 2011 and 2010.

(Stated in millions except per share amounts)

	Revenue	Gross Margin[1, 2]	Net Income attributable to Schlumberger[2]	Earnings per share of Schlumberger[2] Basic	Diluted
Quarters-2011					
First[3]	**$ 8,716**	**$1,663**	**$ 944**	**$0.69**	**$0.69**
Second[4]	**9,621**	**1,991**	**1,339**	**0.99**	**0.98**
Third[5]	**10,229**	**2,136**	**1,301**	**0.97**	**0.96**
Fourth[6]	**10,974**	**2,332**	**1,414**	**1.06**	**1.05**
	$39,540	**$8,121**	**$4,997**	**$3.70**	**$3.67**
Quarters-2010					
First[7]	$ 5,598	$ 1,183	$ 672	$ 0.56	$ 0.56
Second	5,937	1,285	818	0.69	0.68
Third[8]	6,845	1,374	1,734	1.39	1.38
Fourth[9]	9,067	1,762	1,043	0.76	0.76
	$ 27,447	$ 5,604	$ 4,267	$ 3.41	$ 3.38

1. Gross margin equals *Revenue* less *Cost of revenue*.
2. Amounts may not add due to rounding.
3. Net income in the first quarter of 2011 includes after-tax charges of $28 million.
4. Net income in the second quarter of 2011 includes after-tax charges of $64 million.
5. Net income in the third quarter of 2011 includes after-tax charges of $23 million.
6. Net income in the fourth quarter of 2011 includes after-tax charges of $80 million.
7. Net income in the first quarter of 2010 includes after-tax charges of $75 million.
8. Net income in the third quarter of 2010 includes net after-tax credits of $859 million.
9. Net income in the fourth quarter of 2010 includes after-tax charges of $121 million.

* Mark of Schlumberger

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Schlumberger has carried out an evaluation under the supervision and with the participation of Schlumberger's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of Schlumberger's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, Schlumberger's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Schlumberger files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Schlumberger's disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. There has been no change in Schlumberger's internal control over financial reporting that occurred during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, Schlumberger's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance of Schlumberger.

See "Item 1. Business – Executive Officers of Schlumberger" of this Report for Item 10 information regarding executive officers of Schlumberger. The information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Director Nominations" and "Corporate Governance – Board Committees – Audit Committee" in Schlumberger's 2012 Proxy Statement is incorporated herein by reference.

Schlumberger has adopted a Code of Ethics that applies to all of its directors, officers and employees, including its principal executive, financial and accounting officers, or persons performing similar functions. Schlumberger's Code of Ethics is posted on its corporate governance website located at www.slb.com/ir. In addition, amendments to the Code of Ethics and any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules will be disclosed on Schlumberger's corporate governance website located at www.slb.com/ir.

Item 11. Executive Compensation.

The information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation Tables and Accompanying Narrative," "Compensation Committee Report" and "Director Compensation in Fiscal Year 2011" in Schlumberger's 2012 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Stock Ownership Information – Security Ownership by Certain Beneficial Owners," "Stock Ownership Information – Security Ownership by Management" and "Equity Compensation Plan Information" in Schlumberger's 2012 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the captions "Corporate Governance – Board Independence" and "Corporate Governance – Policies and Procedures for Approval of Related Person Transactions" in Schlumberger's 2012 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information under the caption "Appointment of Independent Registered Public Accounting Firm" in Schlumberger's 2012 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

Financial statements of 20%-50% owned companies accounted for under the equity method and unconsolidated subsidiaries have been omitted because they do not meet the materiality tests for assets or income.

(2) Financial Statement Schedules not required

(3) Exhibits: the exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2012

SCHLUMBERGER LIMITED

By: /s/ HOWARD GUILD
Howard Guild
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title
* Paal Kibsgaard	Director and Chief Executive Officer (Principal Executive Officer)
/s/ SIMON AYAT Simon Ayat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ HOWARD GUILD Howard Guild	Chief Accounting Officer (Principal Accounting Officer)
* Philippe Camus	Director
* Peter L.S. Currie	Director
* Andrew Gould	Chairman and Executive Officer
* Tony Isaac	Director
* K.V. Kamath	Director
* Nikolay Kudryavtsev	Director
* Adrian Lajous	Director
* Michael E. Marks	Director
* Elizabeth Moler	Director
* Lubna S. Olayan	Director
* Leo Rafael Reif	Director
* Tore Sandvold	Director
* Henri Seydoux	Director
/s/ ALEXANDER C. JUDEN *By Alexander C. Juden Attorney-in-Fact	February 1, 2012

INDEX TO EXHIBITS

	Exhibit
Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 6, 2011 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on April 7, 2011)	3.1
Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on April 21, 2005 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	3.2
Indenture dated as of June 9, 2003, by and between Schlumberger Limited and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to Schlumberger's Registration Statement on Form S-3 filed on September 12, 2003)	4.1
First Supplemental Indenture dated as of June 9, 2003, by and between Schlumberger Limited and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to Schlumberger's Registration Statement on Form S-3 filed on September 12, 2003)	4.2
Schlumberger 1994 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.1 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.1
Schlumberger Limited Supplementary Benefit Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.2 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.2
Schlumberger Limited Restoration Savings Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.3 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.3
Schlumberger 1998 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.4 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.4
Schlumberger 2001 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.5 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.5
Schlumberger 2005 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.6 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.6
Schlumberger Limited 2004 Stock and Deferral Plan for Non-Employee Directors, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.7 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.7
Schlumberger 2008 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.8 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.8
Schlumberger 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed with the SEC on April 9, 2010) (+)	10.9
Schlumberger Discounted Stock Purchase Plan, as amended and restated January 1, 2010 (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed with the SEC on April 9, 2010) (+)	10.10
Form of Option Agreement, Capped Incentive Stock Option (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.11
Form of Option Agreement, Capped Non-Qualified Stock Option (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.12

	Exhibit
Form of Option Agreement, Uncapped Incentive Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.11 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	10.13
Form of Option Agreement, Uncapped Non-Qualified Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.12 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	10.14
Form of Smith International, Inc. 2010 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) (+)	10.15
Employment Agreement dated March 9, 2010 and effective as of February 9, 2010, between Schlumberger Limited and Chakib Sbiti (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010) (+)	10.16
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	10.17
Subsidiaries (*)	21
Consent of Independent Registered Public Accounting Firm (*)	23

Powers of Attorney (*)

Philippe Camus	dated:	
Peter L.S. Currie	January 19, 2012	
Andrew Gould		
Tony Isaac		
K.V. Kamath		
Paal Kibsgaard		
Nikolay Kudryavtsev		
Adrian Lajous		
Michael E. Marks		
Elizabeth Moler		
Lubna S. Olayan		
Leo Rafael Reif		
Tore I. Sandvold		
Henri Seydoux		24

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.1
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.2
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.1
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.2
Mine Safety Disclosure (*)	95
The following materials from Schlumberger Limited's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL: (i) Consolidated Statement of Income, (ii) Consolidated Balance Sheet, (iii) Consolidated Statement of Cash Flows, (iv) Consolidated Statement of Equity and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. (*)	101

(*) Exhibits physically filed with this Form 10-K. All other exhibits are incorporated by reference.

(+) Management contracts or compensatory plans or arrangements.

Exhibit 21

Significant Subsidiaries

Listed below are the significant subsidiaries of the Registrant as of December 31, 2011, and the states or jurisdictions in which they are incorporated or organized. The indentation reflects the principal parenting of each subsidiary. The names of other subsidiaries have been omitted from the list below, since they would not constitute, in the aggregate, a significant subsidiary as of December 31, 2011.

Schlumberger Antilles N.V., Curacao

Schlumberger B.V., Netherlands

- Schlumberger Canada Limited, Canada
- Schlumberger SA, France
  - Services Petroliers Schlumberger, France
- Schlumberger Norge AS, Norway
- Schlumberger Holdings Corporation, Delaware
  - Schlumberger Technology Corporation, Texas
    - WesternGeco LLC, Delaware
  - Smith International Inc, Delaware
- Schlumberger UK Limited, UK
  - M-I Holdings (UK) Limited, UK
  - Schlumberger Plc, UK
  - Schlumberger Oilfield UK Plc, UK
  - WesternGeco Limited, UK
- M-I Holdings BV, Netherlands

Schlumberger Oilfield Holdings Limited, BVI

- Schlumberger Holdings Limited, BVI
  - Dowell Schlumberger Corporation, BVI
  - Schlumberger Logelco, Inc., Panama
  - Schlumberger Middle East SA., Panama
  - Schlumberger Offshore Services Limited, BVI
  - Schlumberger Overseas, SA, Panama
  - Schlumberger Seaco, Inc., Panama
  - Schlumberger Surenco, SA, Panama
  - WesternGeco Seismic Holdings Limited, BVI

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-36364; 333-67330; 333-115277; 333-124534; 333-151920; and 333-173055), on Form S-3 (No. 333-173368); and on Form S-4 (Nos. 333-97899 and 333-166326, as amended by post-effective amendment on Form S-8) of Schlumberger Limited of our report dated February 1, 2012 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 1, 2012

Exhibit 24

Power of Attorney

Each of the undersigned, in the capacity or capacities set forth below his or her signature as a member of the Board of Directors and/or an officer of Schlumberger Limited, a Curaçao corporation ("the Corporation"), hereby appoints Simon Ayat, Howard Guild and Alexander C. Juden, or either of them, the attorney or attorneys of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned to execute and file with the Securities and Exchange Commission the Annual Report on Form 10-K under the Securities Exchange Act of 1934 (the "Exchange Act") for the fiscal year ending December 31, 2011, and any amendment or amendments to any such Annual Report on Form 10-K, and any agreements, consents or waivers relative thereto, and to take any and all such other action for and in the name and place and stead of the undersigned as may be necessary or desirable in order to comply with the Exchange Act or the rules and regulations thereunder.

/s/ Philippe Camus Philippe Camus Director	/s/ Adrian Lajous Adrian Lajous Director
/s/ Peter L.S. Currie Peter L.S. Currie Director	/s/ Michael E. Marks Michael E. Marks Director
/s/ Andrew Gould Andrew Gould Chairman and Executive Officer	/s/ Elizabeth Moler Elizabeth Moler Director
/s/ Tony Isaac Tony Isaac Director	/s/ Lubna S. Olayan Lubna S. Olayan Director
/s/ K.V. Kamath K.V. Kamath Director	/s/ Leo Rafael Reif Leo Rafael Reif Director
/s/ Paal Kibsgaard Paal Kibsgaard Director and Chief Executive Officer	/s/ Tore Sandvold Tore Sandvold Director
/s/ Nikolay Kudryavtsev Nikolay Kudryavtsev Director	/s/ Henri Seydoux Henri Seydoux Director

Date: January 19, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paal Kibsgaard, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 1, 2012

/s/ Paal Kibsgaard
Paal Kibsgaard
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Simon Ayat, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 1, 2012

/s/ Simon Ayat
Simon Ayat
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paal Kibsgaard, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 1, 2012

/s/ Paal Kibsgaard

Paal Kibsgaard
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simon Ayat, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 1, 2012

/s/ Simon Ayat

Simon Ayat
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Board of Directors

Philippe Camus[1,3]
Co-Managing Partner
Société Lagardère
Senior Managing Director
Evercore Partners Inc.
New York, New York

Peter L.S. Currie[1]
President, Currie Capital LLC
Palo Alto, California

Andrew Gould
Chairman of the Board and Executive Officer
Schlumberger

Tony Isaac[2,4]
Retired
Former Chief Executive
The BOC Group plc
Surrey, United Kingdom

K. Vaman Kamath[1,3]
Non-Executive Chairman of the Board
ICICI Bank Limited
Mumbai, India

Paal Kibsgaard
Director and Chief Executive Officer
Schlumberger

Nikolay Kudryavtsev[1,5]
Rector
Moscow Institute of Physics and Technology
Moscow, Russia

Adrian Lajous[1,2,4]
Senior Energy Advisor
McKinsey & Company
Houston, Texas
President, Petrométrica
Mexico City, Mexico

Michael E. Marks[2,4]
Managing Partner
Riverwood Capital, LLC
Palo Alto, California

Elizabeth Anne Moler[2]
Retired
Former Executive Vice President, Government Affairs and Policy
Exelon Corporation
McLean, Virginia

Lubna S. Olayan[3]
Chief Executive Officer
Olayan Financing Company
Saudi Arabia

Leo Rafael Reif[4,5]
Provost, Chief Academic Officer and Chief Budget Officer
Massachusetts Institute of Technology
Cambridge, Massachusetts

Tore I. Sandvold[3,4]
Chairman
Sandvold Energy AS
Oslo, Norway

Henri Seydoux[3,5]
Chairman and Chief Executive Officer
Parrot S.A.
Paris, France

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Finance Committee
[4] Member, Nominating and Governance Committee
[5] Member, Technology Committee

Corporate Officers

Paal Kibsgaard
Chief Executive Officer

Andrew Gould
Chairman of the Board and Executive Officer

Simon Ayat
Executive Vice President and Chief Financial Officer

Alexander C. Juden
Secretary and General Counsel

Satish Pai
Executive Vice President Operations

Kjell-Erik Oestdahl
Executive Vice President Operations

Ashok Belani
Executive Vice President Technology

Douglas Pferdehirt
Executive Vice President Corporate Development and Communications

Jean-Francois Poupeau
President, Drilling Group

Patrick Schorn
President, Reservoir Production Group

Aaron Gatt Floridia
President, Reservoir Characterization Group

Krishna Shivram
Vice President Treasurer

Stephanie Cox
Vice President Personnel

Mark Danton
Vice President – Director of Taxes

Rodney Nelson
Vice President Government and Community Relations

Malcolm Theobald
Vice President Investor Relations

Howard Guild
Chief Accounting Officer

Saul Laureles
Assistant Secretary

Eileen Hardell
Assistant Secretary

Corporate Information

Stockholder Information
Schlumberger common stock is listed on the New York Stock Exchange, trading symbol SLB, and on the Euronext Paris, London, and SIX Swiss Stock Exchanges.

For quarterly earnings, dividend announcements, and other information, call 1-800-99.SLB.99 from the US and Canada and 1.813.774.5043 for callers outside North America or visit www.slb.com/ir and sign up to receive email alerts.

Stock Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
1-877-785-9341 or 1-781-575-2707

General stockholder information is available on the Computershare website at www.computershare.com

Form 10-K
The Schlumberger 2011 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge. To obtain a copy, call 1-800-997-5299 from North America and 1.813.774.5043 outside North America. Alternatively, you can view all of our SEC filings online at www.slb.com/ir or write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

E-mail Alerts
To receive Schlumberger press releases, headlines, and daily industry news headlines, register at www.slb.com/ir.

Duplicate Mailings
When a stockholder owns shares in more than one account, or when stockholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help eliminate the added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact Computershare Trust Company, N.A., Stock Transfer Agent and Registrar.

World Wide Web
For information on Schlumberger technology, services, and solutions and the latest industry news, visit www.slb.com.

Recruitment
For more information on careers and job opportunities at Schlumberger, visit www.careers.slb.com.

Non-Profit Community Development Programs
Schlumberger supports and encourages a range of community development programs—both global and local—which are often initiated and implemented by employees. We have chosen to focus on education and social development. To learn more about these programs, please visit www.seed.slb.com and www.foundation.slb.com

Photography by Ken Childress (covers, pages 4-5, 8, 9, 16), Ricardo Merendoni (page 12 upper), Paul Swen (page 6 cores, page 7 lower), Publius Vergilius (pages 10, 11, 12 lower, 13), Studio 52 UAE (page 7 upper), Alexander Van den Tweel (page 3 lower), and Schlumberger archives.

Schlumberger Limited

5599 San Felipe, 17th Floor,
Houston, Texas 77056

42 rue Saint-Dominique
75007 Paris

Parkstraat 83
2514 JG The Hague

www.slb.com


Schlumberger